**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

---

**REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.**

---

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
| 4 - NIRE (Corporate Registry ID) **33-3.00011595** | | |

**01.02 - HEAD OFFICE**

| 1 - ADDRESS R. SÃO JOSÉ, 20/ GR. 1602 – PARTE | | | 2 - DISTRICT CENTRO | |
|---|---|---|---|---|
| 3 - ZIP CODE 22010-020 | 4 – CITY RIO DE JANEIRO | | | 5 - STATE RJ |
| 6 - AREA CODE 21 | 7 - TELEPHONE 2215-4901 | 8 - TELEPHONE - | 9 - TELEPHONE - | 10 - TELEX |
| 11 - AREA CODE 21 | 12 - FAX 2215-7140 | 13 - FAX - | 14 – FAX - | |
| 15 - E-MAIL invrel@csn.com.br | | | | |

**01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)**

| 1- NAME BENJAMIN STEINBRUCH | | | | |
|---|---|---|---|---|
| 2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR | | | 3 - DISTRICT ITAIM BIBI | |
| 4 - ZIP CODE 04538-132 | 5 – CITY SÃO PAULO | | | 6 - STATE SP |
| 7 - AREA CODE 11 | 8 - TELEPHONE 3049-7100 | 9 - TELEPHONE - | 10 - TELEPHONE - | 11 - TELEX |
| 12 - AREA CODE 11 | 13 - FAX 3049-7558 | 14 - FAX 3049-7519 | 15 – FAX - | |
| 15 - E-MAIL invrel@csn.com.br | | | | |

**01.04 - REFERENCE AND AUDITOR INFORMATION**

| CURRENT YEAR | | CURRENT QUARTER | | | PREVIOUS QUARTER | | |
|---|---|---|---|---|---|---|---|
| 1 - BEGINNING | 2 - END | 3 - QUARTER | 4 - BEGINNING | 5 - END | 6 - QUARTER | 7 - BEGINNING | 8 - END |
| 1/1/2006 | 12/31/2006 | 3 | 7/1/2006 | 9/30/2006 | 2 | 4/1/2006 | 6/30/2006 |
| 09 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES | | | | 10 - CVM CODE 00385-9 | | | |
| 11. TECHNICIAN  IN CHARGE JOSÉ CARLOS MONTEIRO | | | | 12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S REGISTER) 443.201.918-20 | | | |

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices Adopted in Brazil

### 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

### 01.05 - CAPITAL STOCK

| Number of Shares (in thousands) | 1 - CURRENT QUARTER 9/30/2006 | 2 - PREVIOUS QUARTER 6/30/2006 | 3 - SAME QUARTER, PREVIOUS YEAR 9/30/2005 |
|---|---|---|---|
| **Paid-in Capital** | | | |
| 1 – Common | 272,068 | 272,068 | 272,068 |
| 2 – Preferred | 0 | 0 | 0 |
| 3 – Total | 272,068 | 272,068 | 272,068 |
| **Treasury Shares** | | | |
| 4 – Common | 14,655 | 14,655 | 7,637 |
| 5 – Preferred | 0 | 0 | 0 |
| 6 – Total | 14,655 | 14,655 | 7,637 |

### 01.06 - COMPANY PROFILE

| |
|---|
| 1 - TYPE OF COMPANY<br>Commercial, Industry and Other Types of Company |
| 2 – STATUS<br>Operational |
| 3 - NATURE OF OWNERSHIP<br>Private National |
| 4 - ACTIVITY CODE<br>1060 - Metallurgy and Steel Industry |
| 5 - MAIN ACTIVITY<br>Manufacturing, Transf. and Trading of Steel Products |
| 6 - CONSOLIDATION TYPE<br>Total |
| 7 - TYPE OF REPORT OF INDEPENDENT AUDITORS<br>Unqualified |

### 01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

| 1 - ITEM | 2 - CNPJ (Corporate Taxpayer's ID) | 3 - COMPANY NAME |
|---|---|---|

### 01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

| 1 - ITEM | 2 - EVENT | 3 - APPROVAL | 4 - TYPE | 5 - DATE OF PAYMENT | 6 - TYPE OF SHARE | 7 - AMOUNT PER SHARE |
|---|---|---|---|---|---|---|
| 01 | AG0/E | 4/28/2006 | Dividend | 5/8/2006 | Common | 0.4967400000 |
| 02 | AGO/E | 4/28/2006 | Interest on Own Capital | 5/8/2006 | Common | 1.0077300000 |
| 03 | RCA | 6/23/2006 | Dividend | 6/30/2006 | Common | 1.6121900000 |
| 04 | RCA | 8/3/2006 | Dividend | 8/10/2006 | Common | 1.2936380000 |

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

### 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

### 01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

| 1 - ITEM | 2 - DATE OF CHANGE | 3 - CAPITAL STOCK (In thousands of reais) | 4 - AMOUNT OF CHANGE (In thousands of reais) | 5 - NATURE OF CHANGE | 7 - NUMBER OF SHARES ISSUED (thousand) | 8 - SHARE PRICE WHEN ISSUED (in reais) |
|---|---|---|---|---|---|---|

### 01.10 - INVESTOR RELATIONS OFFICER

| 1 – DATE | 2 – SIGNATURE |
|---|---|
| | |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**02.01 - BALANCE SHEET - ASSETS (in thousands of reais)**

| 1-CODE | 2- DESCRIPTION | 3- 9/30/2006 | 4- 6/30/2006 |
|---|---|---|---|
| 1 | Total Assets | 25,051,092 | 24,667,334 |
| 1.01 | Current Assets | 5,978,372 | 5,603,694 |
| 1.01.01 | Cash and Cash Equivalents | 69,697 | 43,378 |
| 1.01.02 | Credits | 1,518,533 | 935,404 |
| 1.01.02.01 | Domestic Market | 816,128 | 597,337 |
| 1.01.02.02 | Foreign Market | 793,604 | 418,556 |
| 1.01.02.03 | Allowance for Doubtful Accounts | (91,199) | (80,489) |
| 1.01.03 | Inventories | 1,557,134 | 1,625,502 |
| 1.01.04 | Other | 2,833,008 | 2,999,410 |
| 1.01.04.01 | Marketable Securities | 1,203,225 | 1,528,252 |
| 1.01.04.02 | Income Tax and Social Contribution Recoverable | 30,018 | 26,726 |
| 1.01.04.03 | Deferred Income Tax | 227,009 | 247,175 |
| 1.01.04.04 | Deferred Social Contribution | 67,836 | 54,796 |
| 1.01.04.05 | Proposed Dividends Receivable | 32,755 | 49,277 |
| 1.01.04.06 | Prepaid Expenses | 29,966 | 63,080 |
| 1.01.04.07 | Required Insurance | 924,377 | 636,226 |
| 1.01.04.08 | Other | 317,822 | 393,878 |
| 1.02 | Long-Term Assets | 1,436,975 | 1,350,912 |
| 1.02.01 | Sundry Credits | 29,641 | 29,575 |
| 1.02.01.01 | Loans ELETROBRÁS | 29,641 | 29,575 |
| 1.02.02 | Credits with Related Parties | 239,146 | 220,918 |
| 1.02.02.01 | Affiliates | 0 | 0 |
| 1.02.02.02 | Subsidiaries | 239,146 | 220,918 |
| 1.02.02.03 | Other Related Parties | 0 | 0 |
| 1.02.03 | Other | 1,168,188 | 1,100,419 |
| 1.02.03.01 | Deferred Income Tax | 416,521 | 362,738 |
| 1.02.03.02 | Deferred Social Contribution | 101,951 | 94,323 |
| 1.02.03.03 | Judicial Deposits | 341,036 | 341,036 |
| 1.02.03.04 | Marketable Securities Receivable | 39,305 | 41,574 |
| 1.02.03.05 | Marketable Securities | 125,673 | 125,660 |
| 1.02.03.06 | PIS/PASEP Recoverable | 28,774 | 28,308 |
| 1.02.03.07 | Prepaid Expenses | 33,592 | 34,885 |
| 1.02.03.08 | Other | 81,336 | 71,895 |
| 1.03 | Permanent Assets | 17,635,745 | 17,712,728 |
| 1.03.01 | Investments | 5,449,106 | 5,400,580 |
| 1.03.01.01 | In Affiliates | 0 | 0 |
| 1.03.01.02 | In Subsidiaries | 5,449,106 | 5,400,580 |
| 1.03.01.03 | Other Investments | 0 | 0 |
| 1.03.02 | Property, Plant and Equipment | 12,026,372 | 12,139,383 |
| 1.03.02.01 | In Operation, Net | 11,188,446 | 11,304,057 |
| 1.03.02.02 | In Construction | 693,873 | 691,331 |
| 1.03.02.03 | Land | 144,053 | 143,995 |
| 1.03.03 | Deferred Charges | 160,267 | 172,765 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**02.02 - BALANCE SHEET - LIABILITIES (in thousands of reais)**

| 1- CODE | 2- DESCRIPTION | 3- 9/30/2006 | 4- 6/30/2006 |
|---|---|---|---|
| 2 | Total Liabilities | 25,051,092 | 24,667,334 |
| 2.01 | Current Liabilities | 6,328,788 | 6,016,224 |
| 2.01.01 | Loans and Financing | 2,760,731 | 2,778,807 |
| 2.01.02 | Debentures | 720,811 | 715,456 |
| 2.01.03 | Suppliers | 1,345,541 | 1,086,213 |
| 2.01.04 | Taxes, Charges and Contributions | 545,602 | 531,565 |
| 2.01.04.01 | Salaries and Social Contributions | 77,753 | 67,468 |
| 2.01.04.02 | Taxes Payable | 322,753 | 280,055 |
| 2.01.04.03 | Deferred Income Tax | 106,688 | 135,325 |
| 2.01.04.04 | Deferred Social Contribution | 38,408 | 48,717 |
| 2.01.05 | Dividends Payable | 133,893 | 92,342 |
| 2.01.06 | Provisions | 50,063 | 38,990 |
| 2.01.06.01 | Contingencies | 50,063 | 38,990 |
| 2.01.07 | Debt with Related Parties | 0 | 0 |
| 2.01.08 | Other | 772,147 | 772,851 |
| 2.01.08.01 | Accounts Payable - Subsidiaries | 651,310 | 661,003 |
| 2.01.08.02 | Other | 120,837 | 111,848 |
| 2.02 | Long-Term Liabilities | 12,006,041 | 11,968,959 |
| 2.02.01 | Loans and Financing | 5,204,703 | 5,312,903 |
| 2.02.02 | Debentures | 892,630 | 890,196 |
| 2.02.03 | Provisions | 5,361,456 | 5,244,600 |
| 2.02.03.01 | Contingencies | 3,608,567 | 3,452,621 |
| 2.02.03.02 | Judicial Deposits | (317,226) | (309,453) |
| 2.02.03.03 | Deferred Income Tax | 1,522,143 | 1,545,171 |
| 2.02.03.04 | Deferred Social Contribution | 547,972 | 556,261 |
| 2.02.04 | Debts with Related Parties | 0 | 0 |
| 2.02.05 | Other | 547,252 | 521,260 |
| 2.02.05.01 | Allowance for Losses in Investments | 102,955 | 94,273 |
| 2.02.05.02 | Accounts Payable - Subsidiaries | 52,493 | 94,278 |
| 2.02.05.03 | Provision for Pension Fund | 271,804 | 255,715 |
| 2.02.05.04 | Other | 120,000 | 76,994 |
| 2.03 | Deferred Income | 0 | 0 |
| 2.05 | Shareholders' Equity | 6,716,263 | 6,682,151 |
| 2.05.01 | Paid-In Capital Stock | 1,680,947 | 1,680,947 |
| 2.05.02 | Capital Reserve | 23,248 | 23,248 |
| 2.05.03 | Revaluation Reserve | 4,337,850 | 4,398,642 |
| 2.05.03.01 | Own Assets | 4,337,497 | 4,398,289 |
| 2.05.03.02 | Subsidiaries/Affiliates | 353 | 353 |
| 2.05.04 | Profit Reserve | 297,079 | 297,079 |
| 2.05.04.01 | Legal | 336,189 | 336,189 |
| 2.05.04.02 | Statutory | 0 | 0 |
| 2.05.04.03 | For Contingencies | 0 | 0 |
| 2.05.04.04 | Unrealized Income | 0 | 0 |
| 2.05.04.05 | Income Retention | 0 | 0 |
| 2.05.04.06 | Special For Non-Distributed Dividends | 0 | 0 |
| 2.05.04.07 | Other Profit Reserve | (39,110) | (39,110) |
| 2.05.04.07.01 | From Investments | 637,611 | 637,611 |
| 2.05.04.07.02 | Treasury Shares | (676,721) | (676,721) |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**02.02 - BALANCE SHEET - LIABILITIES (in thousands of reais)**

| 1- CODE | 2- DESCRIPTION | 3- 9/30/2006 | 4- 6/30/2006 |
|---|---|---|---|
| 2.05.05 | Retained Earnings/Accumulated Loss | 377,139 | 282,235 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**03.01 – STATEMENT OF INCOME (in thousands of reais)**

| 1- CODE | 2- DESCRIPTION | 3- 7/1/2006 to 9/30/2006 | 4- 1/1/2006 to 9/30/2006 | 5- 7/1/2005 to 9/30/2005 | 6- 1/1/2005 to 9/30/2005 |
|---|---|---|---|---|---|
| 3.01 | Gross Revenue from Sales and/or Services | 2,598,645 | 6,272,365 | 2,219,569 | 8,030,429 |
| 3.02 | Gross Revenue Deductions | (503,733) | (1,276,836) | (418,926) | (1,622,679) |
| 3.03 | Net Revenue from Sales and/or Services | 2,094,912 | 4,995,529 | 1,800,643 | 6,407,750 |
| 3.04 | Cost of Goods and/or Services Sold | (1,356,242) | (3,516,488) | (1,075,699) | (3,438,714) |
| 3.04.01 | Depreciation, Depletion and Amortization | (195,786) | (587,069) | (192,358) | (574,716) |
| 3.04.02 | Other | (1,160,456) | (2,929,419) | (883,341) | (2,863,998) |
| 3.05 | Gross Profit | 738,670 | 1,479,041 | 724,944 | 2,969,036 |
| 3.06 | Operating Income/Expenses | (262,901) | (116,748) | (67,618) | (723,266) |
| 3.06.01 | Selling | (80,719) | (208,731) | (64,747) | (195,389) |
| 3.06.01.01 | Depreciation and Amortization | (2,434) | (7,102) | (2,007) | (6,275) |
| 3.06.01.02 | Other | (78,285) | (201,629) | (62,740) | (189,114) |
| 3.06.02 | General and Administrative | (70,942) | (188,215) | (48,722) | (156,639) |
| 3.06.02.01 | Depreciation and Amortization | (3,627) | (10,819) | (3,715) | (11,979) |
| 3.06.02.02 | Other | (67,315) | (177,396) | (45,007) | (144,660) |
| 3.06.03 | Financial | (312,035) | (593,288) | 62,253 | 212,956 |
| 3.06.03.01 | Financial Income | (61,719) | (413,787) | (237,615) | (492,406) |
| 3.06.03.02 | Financial Expenses | (250,316) | (179,501) | 299,868 | 705,362 |
| 3.06.03.02.01 | Foreign Exchange and Monetary Variation, net | 60,652 | 543,402 | 440,908 | 1,364,301 |
| 3.06.03.02.02 | Financial Expenses | (310,968) | (722,903) | (141,040) | (658,939) |
| 3.06.04 | Other Operating Income | 257,811 | 943,623 | 12,311 | 17,341 |
| 3.06.05 | Other Operating Expenses | (92,233) | (213,675) | 100,883 | 43,576 |
| 3.06.06 | Equity pick-up | 35,217 | 143,538 | (129,596) | (645,111) |
| 3.07 | Operating Income | 475,769 | 1,362,293 | 657,326 | 2,245,770 |
| 3.08 | Non-Operating Income | 1,253 | 1,227 | 2,466 | (4,017) |

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**03.01 - STATEMENT OF INCOME (in thousands of reais)**

| 1- CODE | 2- DESCRIPTION | 3- 7/1/2006 to 9/30/2006 | 4- 1/1/2006 to 9/30/2006 | 5- 7/1/2005 to 9/30/2005 | 6- 1/1/2005 to 9/30/2005 |
|---|---|---|---|---|---|
| 3.08.01 | Income | 1,253 | 8,532 | 1 | 3 |
| 3.08.02 | Expenses | 0 | (7,305) | 2,465 | (4,020) |
| 3.09 | Income before Taxes/Participations | 477,022 | 1,363,520 | 659,792 | 2,241,753 |
| 3.10 | Provision for Income Tax and Social Contribution | (192,932) | (241,961) | (147,634) | (830,194) |
| 3.11 | Deferred Income Tax | 124,549 | (44,603) | (49,453) | 105,352 |
| 3.11.01 | Deferred Income Tax | 85,281 | (71,241) | (50,946) | 45,796 |
| 3.11.02 | Deferred Social Contribution | 39,268 | 26,638 | 1,493 | 59,556 |
| 3.12 | Statutory Participations/Contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Participations | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of Interest on Own Capital | 0 | 0 | 0 | 0 |
| 3.15 | Income/ Loss for the Period | 408,639 | 1,076,956 | 462,705 | 1,516,911 |
|  | OUTSTANDING SHARES, EX-TREASURY (in thousands) | 257,413 | 257,413 | 264,431 | 264,431 |
|  | EARNINGS PER SHARE | 1.58748 | 4.18377 | 1.74981 | 5.73651 |
|  | LOSS PER SHARE |  |  |  |  |

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 9/30/2006

Accounting Practices Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

04.01 – NOTES TO THE FINANCIAL STATEMENTS

**(In thousands of Brazilian reais – R$, unless otherwise indicated)**

## 1. OPERATING CONTEXT

Companhia Siderúrgica Nacional (“CSN”) is engaged in the production of flat steel products, its main industrial complex being the Presidente Vargas Steelworks (“UPV”) located in the City of Volta Redonda, State of Rio de Janeiro.

CSN is engaged in the mining of iron ore, limestone and dolomite, in the State of Minas Gerais and tin in the State of Rondônia to meet the needs of “UPV”, and maintains strategic investments in railroad, electricity and ports, to optimize its activities, and is implementing the cement manufacturing and selling project.

To be closer to customers and win additional markets on a global level, CSN has, in Brazil, a steel distributor, two metal package plants, one for the manufacture of two-piece steel cans, besides a galvanized steel plant in the South of Brazil to supply home appliances and another in the Southeast supplying the automotive industry. Abroad, the Company has a rolling mill in Portugal and another mill in the United States.

## 2. PRESENTATION OF THE FINANCIAL STATEMENTS

In compliance with the configuration of the form of the Quarterly Information, the Statements of Changes in Financial Position and of Cash Flows of the parent company and consolidated are presented in the item “Other information considered material by the Company”. Some information of the second quarter was reclassified for comparison purposes with the data of the current quarter.

## 3. SIGNIFICANT ACCOUNTING PRACTICES

The Financial Statements were prepared in conformity with the accounting practices adopted in Brazil, as well as with the accounting standards and pronouncements established by the Brazilian Securities Commission.

### (a) Statement of Income

The results of operations are determined on an accrual basis.

### (b) Marketable securities

The investment funds have daily liquidity and have their assets valued at market as per instructions of the Central Bank of Brazil and CVM, since the Company considers these investments as securities retained for trading.

Fixed income securities and financial investments abroad are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value.

**FEDERAL PUBLIC SERVICE**
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**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## (c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, suffices to absorb any losses that might be incurred in realizing accounts receivable.

## (d) Inventories

Inventories are stated at their average cost of acquisition or production and on-going imports are recorded at their cost of acquisition, provided that they do not exceed their market or realization values.

## (e) Other current and long-term assets

Other current and long-term assets are presented at their realization value, including, when applicable, income earned to the balance sheet date or, in the case of prepaid expenses, at cost.

## (f) Investments

Investments in subsidiaries and jointly owned subsidiary companies are recorded by the equity accounting method, adjusted for any amortizable goodwill, if applicable. Other permanent investments are recorded at acquisition cost.

## (g) Property, plant and equipment

The property, plant and equipment of the parent company is presented at market or replacement values, based on appraisal reports conducted by independent expert appraisal firms, as permitted by Deliberation #288 issued by the Brazilian Securities Commission on December 3, 1998. Depreciation is computed by the straight-line method, based on the remaining economic useful lives of the assets after revaluation. Depletion of the iron mine – Casa de Pedra is calculated on the basis of the quantity of iron ore extracted, and interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

## (h) Deferred charges

The deferred charges are comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years, with the amortization applied on a straight-line basis based on the period foreseen for the economic return on the above projects.

## (i) Current and long-term liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred up to the balance sheet date.

## (j) Employees' benefit

In accordance with Deliberation #371, issued by the Brazilian Securities Commission, on

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                             Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

December 13, 2000, the Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with the above-mentioned reported deliberation and based on studies by independent actuaries.

### (k) Income Tax and Social Contribution

Income tax and social contribution on net income are calculated based on their effective tax rates and consider the tax loss carryforward and negative basis of social contribution limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences.

### (l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the operations' net results, which are booked monthly in line with the contractual conditions.

Exchange options are adjusted monthly to market value whenever the position shows a loss. These losses are recognized as Company's liability with the corresponding entry in the financial results. Options traded through exclusive funds are adjusted to market and futures contracts have their positions adjusted to market daily by the Futures and Commodities Exchange ("BM&F") with recognition of gains and losses directly in results.

### (m) Treasury Shares

As established by CVM Instruction 10/80, treasury shares are recorded at acquisition cost.

### (n) Estimates

Pursuant to the accounting practices followed in Brazil, the preparation of the Financial Statements requires the Company's Management to make estimates and assumptions related to the assets and liabilities reported, the disclosure of contingent assets and liabilities on the balance sheet date and the amount of income and expenses during the year. The end results may differ from these estimates.

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements for the quarters ended September 30, 2006 and June 30, 2006 include the following direct and indirect subsidiaries and jointly-owned subsidiaries:

| Companies | Currency of origin | Ownership interest (%) 9/30/2006 | 6/30/2006 | Main activities |
|---|---|---|---|---|
| **Direct investment: full consolidation** | | | | |
| CSN Energy | US$ | 100.00 | 100.00 | Equity interest |
| CSN Export | US$ | 100.00 | 100.00 | Financial operations and trading |
| CSN Islands VII | US$ | 100.00 | 100.00 | Financial operations |
| CSN Islands VIII | US$ | 100.00 | 100.00 | Financial operations |
| CSN Islands IX | US$ | 100.00 | 100.00 | Financial operations |
| CSN Islands X | US$ | 100.00 | 100.00 | Financial operations |
| CSN Overseas | US$ | 100.00 | 100.00 | Financial operations |
| CSN Panama | US$ | 100.00 | 100.00 | Financial operations and equity interest |
| CSN Steel | US$ | 100.00 | 100.00 | Financial operations and equity interest |
| CSN I | R$ | 100.00 | 100.00 | Equity interest |
| Estanho de Rondônia - ERSA | R$ | 99.99 | 100.00 | Mining |
| Cia. Metalic Nordeste | R$ | 99.99 | 99.99 | Package production |
| Indústria Nacional de Aços Laminados - INAL | R$ | 99.99 | 99.99 | Steel products service center |
| CSN Cimentos | R$ | 99.99 | 99.99 | Cement production |
| Inal Nordeste | R$ | 99.99 | 99.99 | Steel products service center |
| CSN Energia | R$ | 99.90 | 99.90 | Trading of electricity |
| Sepetiba Tecon | R$ | 20.00 | 20.00 | Maritime port services |
| GalvaSud | R$ | 15.29 | 15.29 | Steel industry |
| **Direct investment: proportionate consolidation** | | | | |
| Companhia Ferroviária do Nordeste (CFN) | R$ | 45.78 | 49.99 | Railroad transportation |
| Itá Energética | R$ | 48.75 | 48.75 | Electricity Generation |
| MRS Logística | R$ | 32.93 | 32.93 | Railroad transportation |
| **Indirect investment: full consolidation** | | | | |
| CSN Aceros | US$ | 100.00 | 100.00 | Equity interest |
| CSN Cayman | US$ | 100.00 | 100.00 | Financial operations and trading |
| CSN Iron | US$ | 100.00 | 100.00 | Financial operations |
| CSN LLC | US$ | 100.00 | 100.00 | Steel industry |
| CSN LLC Holding | US$ | 100.00 | 100.00 | Equity interest |
| CSN LLC Partner | US$ | 100.00 | 100.00 | Equity interest |
| Energy I | US$ | 100.00 | 100.00 | Equity interest |
| Tangua | US$ | 100.00 | 100.00 | Equity interest |
| Jaycee | EUR | 100.00 | 100.00 | Financial operations and equity interest |
| Cinnabar | EUR | 100.00 | 100.00 | Financial operations and equity interest |
| Lusosider | EUR | 100.00 | | Steel industry |
| Cia Metalúrgica Prada | R$ | 100.00 | 100.00 | Package production |
| GalvaSud | R$ | 84.71 | 84.71 | Steel industry |
| Sepetiba Tecon | R$ | 80.00 | 80.00 | Maritime port services |
| **Indirect investment: proportionate consolidation** | | | | |
| Lusosider | EUR | | 50.00 | Steel industry |

| | | |
|---|---|---|
| **FEDERAL PUBLIC SERVICE** | | Accounting Practices |
| **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** | | Adopted in Brazil |
| **QUARTERLY INFORMATION** | Date: 9/30/2006 | |
| **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | | |

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

The Financial Statements prepared in US dollars and in Euros were translated at the exchange rate in effect on September 30, 2006 – R$/US$2.1742 (R$/US$2.1643 on June 30, 2006) and EUR/US$1.2683 (EUR/US$1.2790 on June 30, 2006).

The gains and losses from this translation were accounted for in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated entity. These financial statements were prepared applying the same accounting principles as those applied by the parent company.

In the preparation of the consolidated financial statements, the consolidated intercompany balances were eliminated, such as intercompany investments, equity accounting, asset and liability balances, revenues and expenses and unrealized profits resulting from operations among these companies.

Pursuant to the CVM Instruction #408/04 the Company consolidates the financial statements of the exclusive investment funds.

The reference date for the subsidiaries' and jointly-owned subsidiaries' financial statements coincides with that of the parent company, except for the financial statements of the subsidiary ERSA, whose reference date is June 30, 2006.

The reconciliation between shareholders' equity and net income for the period of the parent company and consolidated is as follows:

| | Shareholder's Equity | | Net income in the period | |
|---|---|---|---|---|
| | 9/30/2006 | 6/30/2006 | 9/30/2006 | 9/30/2005 |
| **Parent Company** | 6,716,263 | 6,682,151 | 1,076,956 | 1,516,911 |
| Elimination of profits on inventories | (92,459) | (18,099) | 7,154 | 136,016 |
| **Consolidated** | 6,623,804 | 6,664,052 | 1,084,110 | 1,652,927 |

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 9/30/2006

Accounting Practices Adopted in Brazil

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

## 5. RELATED PARTY TRANSACTIONS

### a) Assets

| Companies | Accounts receivable | Marketable securities | Mutual | Debentures | Dividends receivable | Advance for future capital increase | Advance to suppliers | Total |
|---|---|---|---|---|---|---|---|---|
| CSN Cayman | 11,317 | | | | | | | 11,317 |
| CSN Export | 748,658 | | | | | | | 748,658 |
| CSN LLC | 16,401 | | | | | | | 16,401 |
| Jaycee | 73,269 | | | | | | | 73,269 |
| Sepetiba Tecon | 440 | | | 36,000 | | 62,785 | 3 | 99,228 |
| Cia. Metalic Nordeste | 1,768 | | | | | | | 1,768 |
| INAL Nordeste | 11,223 | | | | | | | 11,223 |
| CFN | 27 | | 97,679 | | | 21,369 | | 119,075 |
| GalvaSud | 1,338 | | | | | | | 1,338 |
| INAL | 121,639 | | | | | | | 121,639 |
| MRS Logística | | | | | 32,755 | | | 32,755 |
| Exclusive Funds | | 252,835 | | | | | | 252,835 |
| Cia. Metalúrgica Prada | 63,153 | | | | | | | 63,153 |
| CSN Cimentos | | | 9,940 | | | 16,385 | | 26,325 |
| CBS Previdência | 6 | | | | | | | 6 |
| 9/30/2006 | 1,049,239 | 252,835 | 107,619 | 36,000 | 32,755 | 100,539 | 3 | 1,578,990 |
| 6/30/2006 | 586,946 | 607,160 | 94,583 | 36,000 | 49,277 | 95,607 | 976 | 1,470,549 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

b) Liabilities

| Companies | Loans and financing | | | | Derivatives | Accounts payable | Suppliers | | Total |
|---|---|---|---|---|---|---|---|---|---|
| | Prepayment | Fixed Rate Notes[2] | Loans from Investees | Intercompany Bonds[2] | Swap | Mutual (1) / intercompany accounts | Investees' Inventories | Other | |
| CSN Export | 1,154,909 | | | | | 11,657 | | | 1,166,566 |
| CSN Iron | | | | 1,343,868 | | | | | 1,343,868 |
| Cinnabar | 397,203 | | 70,032 | | | 43,486 | | | 510,721 |
| Jaycee | | | 22,434 | | | 329,336 | | | 351,770 |
| CSN Islands VII | | 586,325 | | | 15,485 | | | | 601,810 |
| CSN Islands VIII | | 1,105,858 | | | 124,608 | 1,997 | | | 1,232,463 |
| CSN Steel | 1,251,403 | 671,121 | | | | 285,480 | | | 2,208,004 |
| GalvaSud | | | | | | | | 18,205 | 18,205 |
| MRS Logística | | | | | | | | 29,600 | 29,600 |
| INAL | | | | | | | | 162 | 162 |
| INAL Nordeste | | | | | | | 7,279 | | 7,279 |
| CSN Energia | | | | | | 22,586 | | | 22,586 |
| CBS Previdência | | | | | | | | 271,804 | 271,804 |
| Sepetiba Tecon | | | | | | | | 57 | 57 |
| Ersa | | | | | | | | 928 | 928 |
| Other (*) | | | | | | | | 20 | 20 |
| 9/30/2006 | 2,803,515 | 2,363,304 | 92,466 | 1,343,868 | 140,093 | 694,542 | 7,279 | 320,776 | 7,765,843 |
| 6/30/2006 | 2,930,504 | 2,422,115 | 90,399 | 1,308,125 | 75,806 | 731,920 | 14,475 | 267,132 | 7,840,476 |

These operations were carried out under conditions considered by the Company's management as normal market terms and/or effective legislation for similar cases, being the main ones highlighted below:

(1)    Information referring to loan agreements with related parties.
       Jaycee (part): annual Libor + 3% p.a. with indeterminate maturity.
       Jaycee (part): Libor + 2.5% p.a. with maturity on 9/15/2011.
       Cinnabar (part): semiannual Libor + 3% p.a. with indeterminate maturity and IGPM + 6% p.a. with indeterminate maturity.
       CSN Export: Euribor + 0.5% p.a. with indeterminate maturity.

(2)    Contracts in US$ - CSN Iron: interest of 9.125% p.a. with maturity on 6/1/2007.
       Contracts in Yen -  CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity on 9/12/2008.
                           CSN Islands VIII: interest of 5.65% p.a. with maturity on 12/15/2013.
                           CSN Steel: interest of 1.5% p.a. with maturity on 7/13/2010.

(*) OTHER: CFN, Prada, Fundação CSN and Metalic.

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**          Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## c) Results

| Companies | Income | | | Expenses | | | |
|---|---|---|---|---|---|---|---|
| | Products and services | Interest and monetary and exchange variations | Total | Products and services | Interest and monetary and exchange variations | Other | Total |
| CSN Export | 1,068,697 | (38,854) | 1,029,843 | 859,352 | (39,349) | | 820,003 |
| CSN Iron | | | | | (8,249) | | (8,249) |
| Cinnabar | | | | | 708 | | 708 |
| Jaycee | | (7,429) | (7,429) | | (26,990) | | (26,990) |
| Cia. Metalúrgica Prada | 84,087 | | 84,087 | 24,456 | | | 24,456 |
| CSN Islands VII | | (14,376) | (14,376) | | | | |
| CSN Islands VIII | | (33,399) | (33,399) | | (13,271) | | (13,271) |
| CSN Panama | | | | | (35,362) | | (35,362) |
| CSN Steel | | | | | (94,140) | | (94,140) |
| Itá Energética | | | | 63,953 | | | 63,953 |
| GalvaSud | 108,779 | | 108,779 | 162,545 | | | 162,545 |
| INAL | 508,138 | | 508,138 | 289,764 | | | 289,764 |
| INAL Nordeste | 18,698 | | 18,698 | 16,379 | | | 16,379 |
| Cia. Metalic Nordeste | 36,631 | | 36,631 | 24,023 | | | 24,023 |
| MRS Logística | 86 | | 86 | 131,148 | | | 131,148 |
| Exclusive Funds | | (447,643) | (447,643) | | | | |
| ERSA | | | | 19,974 | | | 19,974 |
| CBS Previdência | | | | | | 99,499 | 99,499 |
| Sepetiba Tecon | | | | 22,661 | | | 22,661 |
| CFN | | 9,500 | 9,500 | | | | |
| Fundação CSN | | | | 4,645 | | | 4,645 |
| 9/30/2006 | 1,825,116 | (532,201) | 1,292,915 | 1,618,900 | (216,653) | 99,499 | 1,501,746 |
| 9/30/2005 | 2,266,435 | (816,355) | 1,450,080 | 1,754,177 | (1,106,617) | 68,903 | 716,463 |

Purchase trade transactions, sale of products and inputs and contracting of services with subsidiaries are performed under usual conditions applicable to non-related parties.

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 6. CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| | 9/30/2006 | 6/30/2006 | 9/30/2006 | 6/30/2006 |
| **Current** | | | | |
| **Cash and Cash Equivalents** | | | | |
| **Cash and Banks** | **159,026** | **156,528** | **69,697** | **43,378** |
| **Financial Investments** | | | | |
| In the country: | | | | |
| Exclusive investment funds | | | 252,835 | 607,160 |
| Brazilian government securities | 485,278 | 945,046 | | |
| Fixed income and debentures (net of provision for probable losses and withholding income tax) | 464,730 | 456,045 | 45,115 | 43,576 |
| Derivatives | 850 | 5,264 | | |
| | 950,858 | 1,406,355 | 297,950 | 650,736 |
| Abroad: | | | | |
| Time Deposit | 647,670 | 1,222,289 | 12,940 | 12,874 |
| Fixed income | 892,335 | 864,642 | 892,335 | 864,642 |
| Derivatives | 467,664 | 548,949 | | |
| | 2,007,669 | 2,635,880 | 905,275 | 877,516 |
| **Total Financial Investments** | **2,958,527** | **4,042,235** | **1,203,225** | **1,528,252** |
| **Total cash and cash equivalents and financial investments** | **3,117,553** | **4,198,763** | **1,272,922** | **1,571,630** |
| **Long-term** | | | | |
| Investment abroad | 54,355 | 54,108 | | |
| Fixed income and debentures (net of provision for probable losses and withholding income tax) | 89,673 | 89,660 | 125,673 | 125,660 |
| | **144,028** | **143,768** | **125,673** | **125,660** |
| **Total cash and cash equivalents and financial investments** | **3,261,581** | **4,342,531** | **1,398,595** | **1,697,290** |

The Company's management invests financial resources in the country basically in exclusive investment funds, whose most money is invested in purchase and sale commitments pegged to Brazilian government securities, with immediate liquidity. Additionally, a significant portion of the Company's and its subsidiaries' financial resources abroad is invested in Time Deposits, with first-tier banks, and Austrian Government securities.

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                    Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 7. ACCOUNTS RECEIVABLE

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| | 9/30/2006 | 6/30/2006 | 9/30/2006 | 6/30/2006 |
| **Domestic market** | | | | |
| Subsidiaries | | | 199,594 | 121,549 |
| Other customers | 976,052 | 794,519 | 616,534 | 475,788 |
| | 976,052 | 794,519 | 816,128 | 597,337 |
| **Foreign market** | | | | |
| Subsidiaries | | | 849,644 | 465,397 |
| Other customers | 464,144 | 237,791 | 4,837 | 13,759 |
| Advance on Export Contracts (ACE) | | | (60,877) | (60,600) |
| | 464,144 | 237,791 | 793,604 | 418,556 |
| **Allowance for doubtful accounts** | (129,321) | (115,322) | (91,199) | (80,489) |
| | 1,310,875 | 916,988 | 1,518,533 | 935,404 |

## 8. INVENTORIES

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| | 9/30/2006 | 6/30/2006 | 9/30/2006 | 6/30/2006 |
| Finished products | 491,821 | 371,461 | 286,411 | 211,622 |
| Work in process | 473,662 | 458,315 | 339,410 | 383,652 |
| Raw materials | 894,723 | 952,187 | 546,278 | 679,722 |
| Supplies | 448,004 | 416,383 | 363,066 | 342,274 |
| Imports in transit | 22,679 | 4,900 | 20,520 | 2,801 |
| Provision for losses | (3,337) | (1,826) | (1,188) | (973) |
| Other | 94,462 | 70,079 | 2,637 | 6,404 |
| | 2,422,014 | 2,271,499 | 1,557,134 | 1,625,502 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**             Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| | 9/30/2006 | 6/30/2006 | 9/30/2006 | 6/30/2006 |
| **Current assets** | | | | |
| Income tax | 303,237 | 275,338 | 227,009 | 247,175 |
| Social contribution | 95,356 | 64,931 | 67,836 | 54,796 |
| | 398,593 | 340,269 | 294,845 | 301,971 |
| **Long-term assets** | | | | |
| Income tax | 452,228 | 392,250 | 416,521 | 362,738 |
| Social contribution | 122,173 | 105,054 | 101,951 | 94,323 |
| | 574,401 | 497,304 | 518,472 | 457,061 |
| **Current liabilities** | | | | |
| Income tax | 106,688 | 135,325 | 106,688 | 135,325 |
| Social contribution | 38,408 | 48,717 | 38,408 | 48,717 |
| | 145,096 | 184,042 | 145,096 | 184,042 |
| **Long-term liabilities** | | | | |
| Income tax | 1,539,367 | 1,562,982 | 1,522,143 | 1,545,171 |
| Social contribution | 554,146 | 562,635 | 547,972 | 556,261 |
| | 2,093,513 | 2,125,617 | 2,070,115 | 2,101,432 |

| | 9/30/2006 | 9/30/2005 | 9/30/2006 | 9/30/2005 |
|---|---|---|---|---|
| **Income** | | | | |
| Income tax | (37,305) | 8,831 | (71,241) | 45,796 |
| Social contribution | 38,951 | 46,250 | 26,638 | 59,556 |
| | 1,646 | 55,081 | (44,603) | 105,352 |

The deferred income tax and social contribution of the parent company are shown as follows:

| | 9/30/2006 | | | | 6/30/2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Income tax | | Social contribution | | Income tax | | Social contribution | |
| | Current | Long-term | Current | Long-term | Current | Long-term | Current | Long-term |
| **Assets** | | | | | | | | |
| Non deductible provisions | 188,434 | 283,198 | 67,836 | 101,951 | 152,210 | 262,008 | 54,796 | 94,323 |
| Taxes under litigation | | 103,679 | | | | 100,730 | | |
| Tax losses | 38,575 | | | | 94,965 | | | |
| Other | | 29,644 | | | | | | |
| | 227,009 | 416,521 | 67,836 | 101,951 | 247,175 | 362,738 | 54,796 | 94,323 |
| **Liabilities** | | | | | | | | |
| Income tax and social contribution on revaluation reserve | 93,000 | 1,522,143 | 33,480 | 547,972 | 93,000 | 1,545,171 | 33,480 | 556,261 |
| Other | 13,688 | | 4,928 | | 42,325 | | 15,237 | |
| | 106,688 | 1,522,143 | 38,408 | 547,972 | 135,325 | 1,545,171 | 48,717 | 556,261 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                    Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

Deferred income tax arising from tax losses was set up based on CSN's historical profitability and on projections of future profitability duly approved by the Company's management bodies and the balance must be offset by the Company in 2006.

Following is the reconciliation between the income tax and social contribution of the parent company and the application of the effective rate on net income before Income tax (IRPJ) and Social Contribution (CSL) for the period ended September 30, 2006:

|  | 9/30/2006 | | 9/30/2005 | |
|---|---|---|---|---|
|  | Income tax | Social contribution | Income tax | Social contribution |
| **Income before income tax and social contribution** | 1,363,520 | 1,363,520 | 2,241,753 | 2,241,753 |
| ( - ) Total interest on own capital expense | (132,160) | (132,160) | (184,176) | (184,176) |
| Income before income tax and social contribution - adjusted | 1,231,360 | 1,231,360 | 2,057,577 | 2,057,577 |
| - Tax rate | 25% | 9% | 25% | 9% |
| **Total** | **(307,840)** | **(110,822)** | **(514,394)** | **(185,182)** |
| **Adjustments to reflect the effective rate:** | | | | |
| Equity pick-up | 58,645 | 21,112 | (145,496) | (52,379) |
| Income from foreign subsidiaries | (13,688) | (4,928) | 90,240 | 32,486 |
| "Summer Plan" (Brazilian economic plan) effects | 27,820 | 21,442 | | |
| Other permanent additions (deductions) | 24,680 | (2,985) | 39,039 | 10,844 |
| **Company's current and deferred income tax and social contribution** | (210,383) | (76,181) | (530,611) | (194,231) |
| **Consolidated current and deferred income tax and social contribution** | (291,117) | (95,364) | (644,522) | (228,528) |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                    Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 10. INVESTMENTS

### a)  Direct  investments in subsidiaries and jointly-owned subsidiaries

| Companies | Number of shares | | Direct investment % | 9/30/2006 Net income (loss) for the quarter | 9/30/2006 Shareholders' equity (unsecured) | Direct investment % | 6/30/2006 Net income (loss) for the quarter | 6/30/2006 Shareholders' equity (unsecured) |
|---|---|---|---|---|---|---|---|---|
| | Common | Preferred | | | | | | |
| **Steel** | | | | | | | | |
| GalvaSud | 11,801,406,867 | | 15.29 | 27,038 | 581,671 | 15.29 | 13,765 | 554,633 |
| INAL | 421,408,393 | | 99.99 | 12,217 | 619,859 | 99.99 | 9,650 | 607,642 |
| Cia. Metalic Nordeste | 87,868,185 | 4,424,971 | 99.99 | 4,054 | 112,715 | 99.99 | 2,752 | 108,660 |
| INAL Nordeste | 37,800,000 | | 99.99 | 1,089 | 31,439 | 99.99 | 957 | 30,350 |
| CSN I | 9,996,751,600 | 1,200 | 100.00 | 37,294 | 590,487 | 100.00 | 4,648 | 553,193 |
| CSN Steel | 480,726,588 | | 100.00 | (114,448) | 1,204,998 | 100.00 | 18,326 | 1,314,733 |
| CSN Overseas | 7,173,411 | | 100.00 | 18,529 | 1,039,881 | 100.00 | 10,648 | 1,016,847 |
| CSN Panama | 4,240,032 | | 100.00 | 17,763 | 392,017 | 100.00 | 2,045 | 372,514 |
| CSN Energy | 3,675,319 | | 100.00 | (5,613) | 397,583 | 100.00 | (3,946) | 401,009 |
| CSN Export | 31,954 | | 100.00 | 3,453 | 97,378 | 100.00 | 173 | 93,527 |
| CSN Islands VII | 1,000 | | 100.00 | 412 | 758 | 100.00 | 347 | 347 |
| CSN Islands VIII | 1,000 | | 100.00 | 26 | 4,283 | 100.00 | 287 | 4,246 |
| CSN Islands IX | 1,000 | | 100.00 | (1,648) | 11,907 | 100.00 | (6,791) | 13,434 |
| CSN Islands X | 1,000 | | 100.00 | (1,231) | (25,160) | 100.00 | (1,231) | (23,828) |
| **Logistics** | | | | | | | | |
| Itá Energética | 520,219,172 | | 48.75 | 7,641 | 567,018 | 48.75 | 7,791 | 559,377 |
| MRS Logistica | 188,332,667 | 151,667,333 | 32.93 | 178,041 | 1,020,154 | 32.93 | 114,485 | 842,113 |
| CFN | 118,939,957 | | 45.78 | (15,913) | (79,063) | 49.99 | (17,457) | (69,919) |
| Sepetiba Tecon | 62,220,270 | | 20.00 | 35,164 | 33,227 | 20.00 | 5,178 | (1,937) |
| CSN Energia | 1,000 | | 99.90 | 1,286 | 53,414 | 99.90 | 209 | 208,479 |
| **Mining** | | | | | | | | |
| ERSA | 34,236,307 | | 99.99 | | 22,073 | 100.00 | 1,589 | 22,073 |
| **Cement** | | | | | | | | |
| CSN Cimentos | 376,337 | | 99.99 | (6,495) | (41,597) | 99.99 | (8,284) | (35,102) |

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**QUARTERLY INFORMATION**      Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

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Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## b)  Change in Investments

| Companies | Initial investment balance (6/30/2006) | Provision for losses | Addition (write-off) | Equity pick-up | Goodwill amortization[1] | Final investment balance (9/30/2006) | Provision for losses |
|---|---|---|---|---|---|---|---|
| **Steel** | | | | | | | |
| GalvaSud | 84,804 | | | 4,134 | | 88,938 | |
| INAL | 607,641 | | | 12,217 | | 619,858 | |
| Cia. Metalic Nordeste | 158,429 | | | 4,054 | (8,297) | 154,186 | |
| INAL Nordeste | 30,350 | | | 1,089 | | 31,439 | |
| CSN I | 553,193 | | | 37,294 | | 590,487 | |
| CSN Steel | 1,314,733 | | | (109,736) | | 1,204,997 | |
| CSN Overseas | 1,016,847 | | | 23,035 | | 1,039,882 | |
| CSN Panama | 372,514 | | | 19,503 | | 392,017 | |
| CSN Energy | 401,009 | | | (3,709) | | 397,300 | |
| CSN Export | 93,527 | | | 3,851 | | 97,378 | |
| CSN Islands VII | 347 | | | 411 | | 758 | |
| CSN Islands VIII | 4,246 | | | 37 | | 4,283 | |
| CSN Islands IX | 13,435 | | | (1,528) | | 11,907 | |
| CSN Islands X | | (23,828) | | (1,332) | | | (25,160) |
| | 4,651,075 | (23,828) | | (10,680) | (8,297) | 4,633,430 | (25,160) |
| **Logistics** | | | | | | | |
| Itá Energética | 272,696 | | | 3,725 | | 276,421 | |
| MRS Logistica | 277,322 | | | 58,632 | | 335,954 | |
| CFN [3] | | (34,955) | 4,627 | (5,870) | | | (36,198) |
| Sepetiba Tecon | | (387) | | 7,033 | | 6,646 | |
| CSN Energia | 115,184 | | | 1,226 | | 116,410 | |
| | 665,202 | (35,342) | 4,627 | 64,746 | | 735,431 | (36,198) |
| **Mining** | | | | | | | |
| ERSA | 84,303 | | | | (4,058) | 80,245 | |
| | 84,303 | | | | (4,058) | 80,245 | |
| **Cement** | | | | | | | |
| CSN Cimentos | | (35,103) | | (6,494) | | | (41,597) |
| | | (35,103) | | (6,494) | | | (41,597) |
| | 5,400,580 | (94,273) | 4,627 | 47,572 | (12,355) | 5,449,106 | (102,955) |

(1)  This comprises the balance of the parent company's equity in the earnings of subsidiary and associated companies. The balances of consolidated goodwill are shown in item (d) of this note.
(2)  The addition of R$4,627 refers to the capitalization of funds by the Company in the amount of R$3,377 and a gain on the ownership percentage in the amount of R$1,250.

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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## c) Additional Information on the main investees

- GalvaSud

Incorporated in 1998, GalvaSud started its operations in December 2000 and operates a galvanization line by hot immersion, a blank cut line and a weld laser line directed to the automotive industry, and it also operates service centers for steel product processing.

On June 22, 2004, the subsidiary CSN I subscribed 8,262,865,920 common shares of GalvaSud's capital, paid with credits related to the full payment of all financial debts of the Company, and also acquired the totality of shares held by Thyssen-Krupp Stahl AG, which on that date was the holder of 49% of the stake in GalvaSud.

CSN is the holder of a 15.29% participation on a direct basis and of an 84.71% participation on an indirect basis of GalvaSud's capital stock, by means of its wholly-owned subsidiary CSN I.

- Itá Energética

Itasa (Itá Energética S.A.) holds a 60.5% stake in the Consortium Itá created for the exploration of Itá Hydroelectric Plant pursuant to the concession agreement as of December 28, 1995, and its addendum #1 dated as of July 31, 2000 and entered into between the consortium holders (Itasa and Centrais Geradora do Sul do Brasil - Gerasul, former name of Tractebel Energia S.A.) and the Brazilian Agency of Electric Energy - ANEEL.

CSN holds 48.75% of the subscribed capital corresponding to 48.75% of the total of common shares issued by Itasa, a Special Purpose Entity originally organized to make feasible the construction of UHE Itá, the contracting of supply of goods and services necessary to carry out the venture and the obtaining of financing by offering the corresponding guarantees.

- Indústria Nacional de Aços Laminados – INAL

Company based in Araucária, State of Paraná, with establishments in the States of São Paulo, Rio de Janeiro, Paraná, Rio Grande do Sul, Pernambuco and Minas Gerais, aims to reprocess and act as distributor of CSN's steel products, acting as a service and distribution center.

- Cia Metalic Nordeste

Cia. Metalic Nordeste, acquired in 2002, is a company based in Maracanaú, State of Ceará, which has as main objective the manufacturing of two-piece steel cans and investment in other companies.

- MRS Logística

The Company's main objective is to explore and develop cargo railroad public transport for the Southeast network.

MRS transports to Usina Presidente Vargas (UPV) steelworks in Volta Redonda the iron ore from Casa de Pedra and raw material imported through Sepetiba Port. It also links the UPV steelworks to the Rio de Janeiro and Santos ports and also to other load terminals in the State of São Paulo, CSN's principal market.

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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

- CFN

Acquired in 1997 through a privatization auction, it has as its main objective the exploration and development of the cargo railroad public transport service for the Northeast network.

In 2006 the merger of Transnodestina into CFN was authorized, which allowed CFN to concentrate its activities and that of its subsidiary, Transnordestina, into one single company. Besides, as a result of that merger, BNDESPar became holder of a direct investment in CFN, thus allowing money from FINOR (Northeast Investment Fund) to be used in the construction of the "Transnordestina" project.

This company is in the process of registration with the Brazilian Securities Commission (CVM).

- Sepetiba Tecon

Acquired in 1998, through a privatization auction, its objective is to exploit the No.1 Containers Terminal of the Sepetiba Port, located in Itaguaí, State of Rio de Janeiro. This terminal is connected to Presidente Vargas Plant by the Southeast railroad network.

- CSN Energia

Incorporated in 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN holds an interest in.

The Company maintains a balance receivable related to the energy sale trade under the scope of the Electric Power Trade Chamber ("Câmara de Comercialização de Energia Elétrica") – CCEE, in the amount of R$79,040 on September 30, 2006 (R$82,541 on June 30, 2006), out of which R$10,431 is provisioned with the existence of judicial collection to defaulting customers.

From the balance receivable on September 30, 2006, the amount of R$59,129 (R$59,129 on June 30, 2006) is due by concessionaires with injunctions suspending the corresponding payments. The Company's Management understands that an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the industry official entities.

- CSN Cimentos

In March 2005, the company previously named FEM – Projetos, Construções e Montagens changed its name to CSN Cimentos. Based in Volta Redonda, State of Rio de Janeiro, it is a business under implementation which will have as main purpose the production and trading of cement and it will use the blast furnace slag from the production of pig iron for the production of clinker, raw material of cement.

- ERSA – Estanho de Rondônia

Acquired in April 2005 for R$100,000, the Company, which is based in the State of Rondônia, has as its main purpose the extraction and processing of tin, which is one of the main raw materials used in CSN for the production of tin plates. In such acquisition, the Company recorded goodwill, as shown in item (d) of the present note.

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**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                    Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

- INAL Nordeste

In March 2005, the Company previously named CSC – Companhia Siderúrgica do Ceará changed its name to INAL Nordeste. Based in Camaçari, State of Bahia, the Company has as main purpose to reprocess and distribute CSN's steel products, operating as a service and distribution center in the Northeast region.

- Cia Metalúrgica Prada

Acquired in June 2006 through the parent company INAL, Prada is a manufacturer of metallic packages, with branches in the South and Southeast regions of Brazil, and it produces more than 1 billion units per year. In such acquisition, the Company recorded goodwill, as shown in item (d) of this note.

## d) Goodwill and other indirect investments

On September 30, 2006, the Company maintained on its consolidated balance sheet the amount of R$297,135 (R$304,239 on June 30, 2006), net of amortization mainly related to goodwill based on the expectation of future gains, with amortization estimated at five years.

| | Balance as of 6/30/2006 | Additions | Amortizations | Balance as of 9/30/2006 | Investor |
|---|---|---|---|---|---|
| **Investment goodwill:** | | | | | |
| GalvaSud | 83,523 | | (6,961) | 76,562 | CSN I |
| Ersa | 62,229 | | (4,058) | 58,171 | CSN |
| Metalic | 49,779 | | (8,297) | 41,482 | CSN |
| Tangua / LLC | 30,406 | | (3,133) | 27,273 | CSN Panama |
| Prada | 75,355 | | (3,833) | 71,522 | INAL |
| Lusosider | | 20,320 | (677) | 19,643 | CSN Steel |
| Other | 2,947 | | (465) | 2,482 | INAL |
| | 304,239 | 20,320 | (27,424) | 297,135 | |
| **Other investments:** | 1,713 | | | 1,713 | |
| | 305,952 | 20,320 | (27,424) | 298,848 | |

## e) Additional information on indirect participations abroad

- CSN LLC

The company was incorporated in 2001 with the assets and liabilities of the extinguished Heartland Steel Inc. located in Terre Haute, State of Indiana – USA. It is a complex comprising cold rolling, hot coil pickled line and galvanization line.

The Company holds an indirect and wholly-owned stake in CSN LLC by means of the subsidiary CSN Panama.

- Lusosider

Lusosider Aços Planos was incorporated in 1996, providing continuity to Siderurgia Nacional - Empresa de Produtos Planos (flat products company), privatized on that date by the Portuguese Government. Located in Seixal, Portugal it is engaged in galvanization line and tin plates.

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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

In 2003, the Company, through its subsidiary CSN Steel, acquired 912,500 shares issued by Lusosider Projectos Siderúrgicos, holder of Lusosider Aços Planos, which represented 50% of the total capital of Lusosider.

On August 31, 2006, the Company, after satisfying the conditions set forth in the Purchase and Sale Agreement, acquired the full control of Lusosider Projectos Siderúrgicos S.A. through its subsidiary CSN Steel for EUR25 million.

## 11. PROPERTY, PLANT AND EQUIPMENT

|  |  |  |  | **Parent Company** | |
|---|---|---|---|---|---|
|  | Effective rate for depreciation, depletion and amortization (% per year) | Reevaluated Cost | Accumulated depreciation, depletion and amortization | 9/30/2006 Net | 6/30/2006 Net |
| Machinery and equipment | 7.37 | 11,390,658 | (2,375,073) | 9,015,585 | 9,127,697 |
| Mines and mineral deposits | 0.40 | 1,239,084 | (17,195) | 1,221,889 | 1,223,059 |
| Buildings | 4.00 | 930,147 | (103,017) | 827,130 | 833,488 |
| Land |  | 144,053 |  | 144,053 | 143,995 |
| Other assets | 20.00 | 209,294 | (97,545) | 111,749 | 107,160 |
| Furniture and fixtures | 10.00 | 99,738 | (87,645) | 12,093 | 12,653 |
|  |  | 14,012,974 | (2,680,475) | 11,332,499 | 11,448,052 |
| Property, plant and equipment in progress |  | 693,873 |  | 693,873 | 691,331 |
|  |  | 14,706,847 | (2,680,475) | 12,026,372 | 12,139,383 |

|  |  |  | **Consolidated** | |
|---|---|---|---|---|
|  |  |  | 9/30/2006 | 6/30/2006 |
| Machinery and equipment | 12,645,410 | (2,879,527) | 9,765,883 | 9,858,145 |
| Mines and mineral deposits | 1,245,809 | (17,195) | 1,228,614 | 1,229,784 |
| Buildings | 1,480,933 | (208,652) | 1,272,281 | 1,271,159 |
| Land | 182,635 |  | 182,635 | 174,441 |
| Other assets | 899,655 | (301,546) | 598,109 | 562,276 |
| Furniture and fixtures | 122,389 | (102,989) | 19,400 | 18,790 |
|  | 16,576,831 | (3,509,909) | 13,066,922 | 13,114,595 |
| Property, plant and equipment in progress | 822,063 |  | 822,063 | 805,129 |
|  | 17,398,894 | (3,509,909) | 13,888,985 | 13,919,724 |

At the Extraordinary General Meetings held on December 19, 2002 and on April 29, 2003, the shareholders approved, based on paragraphs 15 and 17 of CVM Deliberation #183, appraisal reports outlined as follows, respectively:

a) CTE-II's assets – steam and electric power generation thermal mill, located in the CSN's Presidente Vargas plant in Volta Redonda, RJ. The report established an addition of R$508,434, composing the new amount of the assets.

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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

b) Land, machinery and equipment, facilities, real properties and buildings, existing in the CSN's Presidente Vargas, Itaguaí, Casa de Pedra and Arcos plants, in addition to the iron ore mine in Casa de Pedra. The report established an addition of R$4,068,559, composing the new amount of the assets.

As of September 30, 2006, the assets provided as collateral for financial operations amounted to R$47,985.

Depreciation, depletion and amortization expenses as of September 30, 2006 amounted to R$538,946 (R$536,069 as of September 30, 2005), of which R$530,323 (R$527,580 as of September 30, 2005) was charged to production costs and R$8,623 (R$8,489 as of September 30, 2005) was charged to selling, general and administrative expenses (amortization of deferred charges not included).

On September 30, 2006, the Company had R$6,533,112 (R$6,625,221 on June 30, 2006) of revaluation of own net depreciation assets.

## 12. DEFERRED CHARGES

|  | Consolidated | | Parent Company | |
|---|---|---|---|---|
|  | 9/30/2006 | 6/30/2006 | 9/30/2006 | 6/30/2006 |
| Information technology projects | 153,295 | 153,293 | 153,295 | 153,293 |
| ( - ) Accumulated amortization | (130,330) | (125,149) | (130,330) | (125,149) |
| Expansion projects | 193,748 | 192,267 | 193,748 | 192,267 |
| ( - ) Accumulated amortization | (84,951) | (77,153) | (84,951) | (77,153) |
| Preoperating expenses | 130,843 | 130,840 |  |  |
| ( - ) Accumulated amortization | (80,019) | (77,373) |  |  |
| Other projects | 194,170 | 193,228 | 83,739 | 82,614 |
| ( - ) Accumulated amortization | (120,354) | (114,483) | (55,234) | (53,107) |
|  | 256,402 | 275,470 | 160,267 | 172,765 |

Information technology projects are represented by projects of automation and computerization of operating processes that aim to reduce costs and increase the competitiveness of the Company.

The expansion projects disclosed on September 30, 2006 are primarily related to the expansion of the production capacity of Casa de Pedra mine and enlargement of Sepetiba port for the outflow of part of such production.

Amortization of information technology projects and of other projects as of September 30, 2006 amounted to R$45,111 (R$43,276 as of September 30, 2005), of which R$35,987 (R$33,248 as of September 30, 2005) is appropriated to production costs and R$9,124 (R$10,028 as of September 30, 2005) to selling, general and administrative expenses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

04.01 – NOTES TO THE FINANCIAL STATEMENTS

# 13. LOANS, FINANCING AND DEBENTURES

| | Consolidated | | | | Parent Company | | | |
|---|---|---|---|---|---|---|---|---|
| | Current Liabilities | | Long-term liabilities | | Current Liabilities | | Long-term liabilities | |
| | 9/302006 | 6/30/2006 | 9/302006 | 6/30/2006 | 9/30/2006 | 6/30/2006 | 9/30/2006 | 6/30/2006 |
| **FOREIGN CURRENCY** | | | | | | | | |
| **Short-Term Loans** | | | | | | | | |
| Commercial Paper | 796,659 | 818,110 | | | 796,659 | 818,110 | | |
| Working Capital | | 664,687 | | | | | | |
| | **796,659** | **1,482,797** | | | **796,659** | **818,110** | | |
| **Long-Term Loans** | | | | | | | | |
| Prepayment | 157,159 | 143,233 | 1,200,137 | 1,242,619 | 288,152 | 397,934 | 2,656,851 | 2,692,700 |
| Perpetual Bonds | 32,704 | 32,555 | 1,630,650 | 1,623,225 | | | | |
| Fixed Rate Notes | 238,193 | 241,910 | 2,663,395 | 2,651,268 | 1,378,097 | 1,334,482 | 2,333,336 | 2,399,278 |
| Import Financing | 56,879 | 53,835 | 222,260 | 229,835 | 43,311 | 41,054 | 194,401 | 199,312 |
| Bilateral | 22,417 | 22,608 | | | 22,417 | 22,608 | | |
| Other | 11,397 | 60,874 | 106,094 | 107,477 | 9,032 | 7,406 | 14,165 | 15,313 |
| | **518,749** | **555,015** | **5,822,536** | **5,854,424** | **1,741,009** | **1,803,484** | **5,198,753** | **5,306,603** |
| | **1,315,408** | **2,037,812** | **5,822,536** | **5,854,424** | **2,537,668** | **2,621,594** | **5,198,753** | **5,306,603** |
| **LOCAL CURRENCY** | | | | | | | | |
| **Long-Term Loans** | | | | | | | | |
| BNDES/Finame | 43,818 | 41,651 | 309,396 | 322,184 | | | | |
| Debentures | 773,896 | 765,653 | 1,029,678 | 1,027,244 | 720,812 | 715,456 | 892,630 | 890,196 |
| Other | 19,735 | 54,124 | 27,340 | 13,169 | 82,969 | 81,407 | 5,950 | 6,300 |
| | **837,449** | **861,428** | **1,366,414** | **1,362,597** | **803,781** | **796,863** | **898,580** | **896,496** |
| **Total Loans and Financing** | **2,152,857** | **2,899,240** | **7,188,950** | **7,217,021** | **3,341,449** | **3,418,457** | **6,097,333** | **6,203,099** |
| Derivatives | 159,125 | 274,524 | | | 140,093 | 75,806 | | |
| **Total Loans and Financing + Derivatives** | **2,311,982** | **3,173,764** | **7,188,950** | **7,217,021** | **3,481,542** | **3,494,263** | **6,097,333** | **6,203,099** |

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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

On September 30, 2006, the long-term amortization schedule, by year of maturity, is as follows:

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| 2007 | 97,701 | 1.36% | 43,741 | 0.72% |
| 2008 | 1,231,680 | 17.13% | 1,425,841 | 23.38% |
| 2009 | 359,015 | 4.99% | 254,585 | 4.18% |
| 2010 | 299,478 | 4.17% | 905,016 | 14.84% |
| 2011 | 267,650 | 3.72% | 191,439 | 3.14% |
| After 2011 | 3,302,776 | 45.94% | 3,276,711 | 53.74% |
| Perpetual Bonds | 1,630,650 | 22.68% | | |
| | 7,188,950 | 100.00% | 6,097,333 | 100.00% |

Interest is applied to loans and financing and debentures, at the following annual rates on September 30, 2006:

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| | Local Currency | Foreign Currency | Local Currency | Foreign Currency |
| Up to 7% | 19,124 | 1,853,778 | 12,485 | 3,995,770 |
| From 7.1 to 9% | 88,530 | 646,778 | 76,434 | 1,952,643 |
| From 9.1 to 11% | 321,294 | 4,636,913 | 316,820 | 1,788,009 |
| Over 11% | 1,775,145 | | 1,296,621 | |
| Variable | | 159,370 | | 140,093 |
| | 2,204,093 | 7,296,839 | 1,702,360 | 7,876,515 |
| | | 9,500,932 | | 9,578,875 |

Breakdown of total debt by currency/index of origin:

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| | 9/30/2006 | 6/30/2006 | 9/30/2006 | 6/30/2006 |
| **Domestic Currency** | | | | |
| CDI | 14.38 | 13.03 | 13.54 | 13.37 |
| IGPM | 4.88 | 4.34 | 4.11 | 3.96 |
| TJLP | 3.81 | 3.58 | | |
| IGP-DI | 0.13 | 0.13 | 0.13 | 0.14 |
| Other currencies | | 0.33 | | |
| | 23.20 | 21.41 | 17.78 | 17.47 |
| **Foreign Currency** | | | | |
| US dollar | 66.32 | 67.21 | 47.37 | 47.94 |
| Yen | 8.60 | 8.06 | 33.25 | 33.66 |
| Euro | 0.21 | 0.68 | 0.15 | 0.15 |
| Other currencies | 1.67 | 2.64 | 1.45 | 0.78 |
| | 76.80 | 78.59 | 82.22 | 82.53 |
| | 100.00 | 100.00 | 100.00 | 100.00 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                     Date: 9/30/2006        Accounting Practices
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                   Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

In July 2005, the Company issued through its subsidiary CSN Islands X Corp. perpetual securities amounting to US$750 million. These securities with indeterminate maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its par value after five (5) years, on the interest maturity dates.

On September 30, 2006, loans with certain agents contain certain restrictive clauses, which are being complied with.

The Company contracts derivatives operations, aiming at minimizing fluctuation risks in the parity between Real and another foreign currency.

The loans and financing recorded in balance sheet accounts as of September 30, 2006, whose estimated market value differs from the book value, are as follows:

|  | Parent Company | | Consolidated | |
|---|---|---|---|---|
|  | Book Value | Market Value (unreviewed) | Book Value | Market Value (unreviewed) |
| Loans and Financing  (short and long-term) | 9,578,875 | 9,997,903 | 9,500,932 | 9,924,650 |

The guarantees provided for loans comprise fixed assets items, bank guarantees, sureties and prepayment operations, as shown in the following table. This amount does not consider the guarantees provided to subsidiaries mentioned in note 16.

|  | 9/30/2006 | 6/30/2006 |
|---|---|---|
| Property, Plant and Equipment | 47,985 | 47,985 |
| Personal Guarantee | 99,531 | 98,147 |
| Imports | 237,712 | 240,366 |
| Prepayment | 2,945,003 | 3,090,634 |
| | **3,330,231** | **3,477,132** |

The most significant amortizations and loans in the current year are as follows:

|  |  |  |  |  |  | Loans |
|---|---|---|---|---|---|---|
| Company | Description | Principal (US$ million) | Issuance | Term | Maturity | Interest rate (p.a.) |
| CSN Steel | Revolving Credit Facility | US$300 | Feb / 2006 | 6 months | Aug / 2006 | 5.97% |
| CSN | Debentures | R$600 | Feb / 2006 | 6 years | Feb / 2012 | 103.6% CDI |
| CSN | Commercial Paper | JPY 43,230 | Jun / 2006 | 6 months | Dec / 2006 | 0.45% |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                    Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---------|-------------------------------|--------------------|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

|  |  |  |  | Amortizations |
|---|---|---|---|---|
| Company | Description | Principal (US$ million) | Maturity | Interest rate (p.a.) |
| CSN Export | *Securitization* | US$21 | Feb, May Aug / 2006 | 7.28% |
| CSN Steel | Revolving Credit Facility | US$300 | Aug / 2006 | 5.97% |

The funds raised in the operations were used in working capital, increasing the company's liquidity.

## 14. DEBENTURES

Second issuance

As approved at the Board of Directors Meeting held on October 21 and ratified on December 5, 2003, the Company issued, on December 1, 2003, 40,000 registered, non-convertible debentures, unsecured and without preference in one single tranche, for the unit face value of R$10. The referred debentures were issued for the total amount of R$400,000, whereas the credits generated in the negotiations with the financial institutions were received on December 9 and 10, 2003, amounting to R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded under Shareholders' Equity as Capital Reserve, subsequently used for cancellation of treasury shares.

Interest applied to the face value balance of these debentures represents 107% of the CDI Cetip, and the maturity of the face value is scheduled for December 1, 2006.

Third issuance

As approved at the Board of Directors Meeting held on December 11 and ratified on December 18, 2003, the Company issued, on December 1, 2003, 50,000 registered and non-convertible debentures, unsecured and without preference in two tranches, for the unit face value of R$10. Such debentures were issued for the total value of issue of R$500,000. The credits from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting to R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation was recorded in Shareholders' Equity as Capital Reserve, subsequently used for cancellation of treasury shares.

The balance of the face value of the 1st tranche incurs compensation interest corresponding to 106.5% of Cetip's CDI. The face value of the 2nd tranche is adjusted by the IGP-M plus compensation interest of 10% p.a.. The maturity of the 1st tranche is scheduled for December 1, 2006 and of the 2nd tranche for December 1, 2008.

Fourth issuance

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, in the unit face value of R$10. Such debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial

| | | |
|---|---|---|
| **FEDERAL PUBLIC SERVICE** | | Accounting Practices |
| **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** | | Adopted in Brazil |
| **QUARTERLY INFORMATION** | Date: 9/30/2006 | |
| **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | | |

| | | |
|---|---|---|
| 00403-0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

institutions were received on May 3, 2006 amounting to R$623,248. The difference of R$23,248, resulting from the variation of the unit price between the issuance date and the effective negotiation was recorded in Shareholders' Equity as Capital Reserve.

Compensation interest is applied to the face value balance of these debentures, representing 103.6% of the CDI Cetip, and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

## 15. DERIVATIVES AND FINANCIAL INSTRUMENTS

General considerations

The Company's business includes mainly the production of flat steel to supply the domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas plant's needs. To finance its activities, the Company often resorts to the capital market, local as well as international, and, due to the debt profile it seeks, most of the Company's debt is pegged to the dollar. On September 30, 2006, the consolidated position of the outstanding derivative agreements is as follows:

| | Agreement | | Fair value (unreviewed) |
|---|---|---|---|
| | Maturity | Notional amount | |
| Variable income swap (*) | Jul 27/2007 | US$49,223 thousand | R$465,324 |
| Interest derivatives listed on BM&F (DI) - contracted by exclusive funds | Jan/2008 | R$1,730,000 thousand | Daily adjusted at fair value |
| Exchange derivatives listed on BM&F ( Future Dollar, SCC and DDI) - contracted by exclusive funds) | Nov 1/2006 | US$410,750 thousand | Daily adjusted at fair value |
| Exchange options | Jan 2/2007 | US$300,000 thousand | R$215 |
| Exchange swaps registered with CETIP (contracted by exclusive funds) | Jan 2/2007<br>Oct 2/2006 | US$203,428 thousand<br>US$980,000 thousand | (R$77,671)<br>R$17,624 |
| Yen swap | Dec/2006 | JPY 43,230,000 thousand | (R$98,539) |

(*) The non-cash swap establishes that the counterparty undertakes to pay, at the end of the contract, the variation of variable income assets, as long as the Company's subsidiary, CSN Steel, undertakes to pay the same reference value adjusted at the fixed rate of 7.5% per annum.

The main market risk factors that can affect the Company's business are listed below, as well as a more detailed explanation about the derivatives associated with them:

**I - Exchange risk**

Although most of the Company's revenues are denominated in Brazilian reais as of September 30, 2006, R$7,137,944 or 77% of the Company's consolidated loans and financing were denominated in foreign currency (R$7,892,236 or 79% as of June 30, 2006). As a result, the Company is subject to fluctuations in exchange and interest rates and manages the risk of the

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                    Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

fluctuations in the amounts in Brazilian reais that will be necessary to pay the obligations in foreign currency, using several financial instruments, including dollar investments and derivatives, mainly futures contracts, swaps contracts, currency contracts and option exchange contracts.

### a) Exchange swap transactions

The Company entered into foreign exchange swap agreements to hedge its foreign currency-denominated liabilities against the depreciation of the Brazilian real. Basically, the Company entered into swap agreements of its dollar-denominated liabilities for CDI (Interbank Deposit Certificate). The notional value of these swaps amounted to US$1,183,428 thousand as of September 30, 2006 (US$1,183,428 thousand as of June 30, 2006).

### b) Foreign-currency futures contracts

As of September 30, 2006, the Company held 8,215 dollar futures contracts listed on the Futures and Commodities Exchange ("BM&F") equivalent to US$410,750 thousand. The fair value of these contracts equals zero, since the issue date always falls on the following day; the value of the contract is zeroed after the closing of the market and there is a cash provision to be settled on the following day.

### c) Dollar option contracts

In 2005, the Company bought US$300,000 thousand (notional value) of a call spread at the exercise prices of 2.80 and 3.10 (i.e. it bought a call option at the exercise price of 2.80 and sold the call option at the exercise price of 3.10). The fair value of that strategy as of September 30, 2006 was R$215.

### c) Yen swap agreement

On June 14, 2006, the Company issued a Commercial Paper denominated in yen, and on the same date entered into a swap agreement in the amount of JPY43,230,000 thousand to eliminate the exposure to the risk of fluctuations of the yen against the real. As of September 30, the fair value of this swap was a R$98,539 loss (R$46,909 loss as of June 30).

### II – Interest rate risk

The Company has current and long-term liabilities and, as a result, is exposed to fixed and floating interest rates and some indices like the IGP-M (General Market Price Index). The Company also has assets that can be indexed to floating and fixed interest and/or other indices. In view of these exposures, the Company may use derivatives to better manage the risks.

### a) Interest rate futures contracts

As of September 30, 2006, the Company had 17,300 interest rate futures contracts (DI) listed on the BM&F (Futures and Commodities Exchange - exchange of Brazilian derivatives), equivalent to R$1,730,000. The fair value of these contracts equals zero, since the issue date always falls on the following day; the value of the contract is zeroed after the closing of the market and there is a cash provision to be settled on the following day.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

| | | |
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| **FEDERAL PUBLIC SERVICE** | | Accounting Practices |
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| **QUARTERLY INFORMATION** | Date: 9/30/2006 | |
| **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | | |

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

### III – Derivatives associated with other financial asset price fluctuation risks

### a) Variable income swap agreements

The outstanding agreements as of September 30 and June 30, 2006 were as follows:

| Issuance date | Maturity date | Notional value (US$) | Asset | | Liability | | Fair value (unreviewed) | |
|---|---|---|---|---|---|---|---|---|
| | | | 9/30/2006 | 6/30/2006 | 9/30/2006 | 6/30/2006 | 9/30/2006 | 6/30/2006 |
| 4/7/2003 | 7/27/2007 | 35,835,000 | 445,050 | 501,771 | 104,925 | 102,495 | 338,419 | 399,118 |
| 4/9/2003 | 7/27/2007 | 5,623,116 | 69,329 | 78,165 | 16,455 | 16,074 | 52,606 | 62,066 |
| 4/10/2003 | 7/27/2007 | 1,956,370 | 24,898 | 28,071 | 5,723 | 5,591 | 19,082 | 22,472 |
| 4/11/2003 | 7/27/2007 | 1,031,525 | 12,857 | 14,496 | 3,017 | 2,947 | 9,791 | 11,544 |
| 4/28/2003 | 7/27/2007 | 1,080,851 | 12,288 | 13,854 | 3,146 | 3,073 | 9,091 | 10,776 |
| 4/30/2003 | 7/27/2007 | 76,327 | 865 | 976 | 222 | 217 | 640 | 758 |
| 5/14/2003 | 7/27/2007 | 192,484 | 2,275 | 2,565 | 558 | 545 | 1,708 | 2,019 |
| 5/15/2003 | 7/27/2007 | 432,294 | 5,168 | 5,826 | 1,252 | 1,223 | 3,895 | 4,601 |
| 5/19/2003 | 7/27/2007 | 1,048,190 | 13,129 | 14,802 | 3,033 | 2,963 | 10,046 | 11,835 |
| 5/20/2003 | 7/27/2007 | 263,542 | 3,412 | 3,847 | 762 | 745 | 2,637 | 3,101 |
| 5/21/2003 | 7/27/2007 | 414,488 | 5,588 | 6,300 | 1,199 | 1,171 | 4,370 | 5,127 |
| 5/22/2003 | 7/27/2007 | 326,097 | 4,401 | 4,962 | 943 | 921 | 3,443 | 4,039 |
| 5/28/2003 | 7/27/2007 | 439,059 | 5,711 | 6,439 | 1,267 | 1,238 | 4,423 | 5,199 |
| 5/29/2003 | 7/27/2007 | 407,668 | 5,415 | 6,105 | 1,176 | 1,149 | 4,219 | 4,954 |
| 6/5/2003 | 7/27/2007 | 96,386 | 1,236 | 1,394 | 278 | 271 | 954 | 1,122 |
| | | 49,223,397 | 611,622 | 689,573 | 143,956 | 140,623 | 465,324 | 548,731 |

The purpose of these swaps is to improve the return on CSN's financial assets, increasing the exposure to the variable income which, historically, yields higher long-term returns than the fixed-income assets, thus reducing the impact of allocating CSN's long-term debt to consolidated financial expenses, net.

### IV - Credit risk

The credit risk exposure with financial instruments is managed through restrictions of counterparties to large financial institutions with high quality of credit. Thus, Management believes that the risk of non-compliance by the counterparty is insignificant. The Company neither maintains nor issues financial instruments for commercial purposes. The selection of customers, as well as the diversification of its accounts receivable and the control on sales financing conditions through business segment are procedures adopted by CSN to minimize problems with its customers. Since part of the Companies' funds is invested in Brazilian government securities, there is exposure to the credit risk with the government.

### V - Fair value

The fair values were calculated according to the conditions in the local and foreign markets as of September 30, 2006, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. All transactions carried out on non-organized markets (over-the-counter markets) were made with financial institutions previously approved by the Company's Board of Directors.

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                              Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 16. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities, in the amount of R$4,788.1 million, for guarantees provided:

| Companies | Currency | In millions 9/30/2006 | In millions 6/30/2006 | Maturity | Conditions |
|---|---|---|---|---|---|
| CFN | R$ | 18.0 | 18.0 | Indeterminate | BNDES loan guarantees |
| CFN | R$ | 23.0 | 23.0 | Indeterminate | BNDES loan guarantees |
| CFN | R$ | 24.0 | 24.0 | 11/13/2009 | BNDES loan guarantees |
| CFN | R$ | 20.0 | 20.0 | Indeterminate | BNDES loan guarantees |
| CFN | R$ | 19.2 | 19.2 | Indeterminate | BNDES loan guarantees |
| CFN | R$ | 50.0 | 50.0 | Indeterminate | BNDES loan guarantees |
| CFN | R$ | 13.0 | 13.0 | Indeterminate | BNDES loan guarantees |
| CFN | R$ | 20.0 | 20.0 | Indeterminate | BNDES loan guarantees |
| CSN Cimentos | R$ | 27.0 | 27.0 | Indeterminate | Guarantee for execution of outstanding debt with INSS |
| CSN Cimentos | R$ | 0.3 | 0.3 | Indeterminate | Collateral signature in guarantee contract for tax foreclosure |
| INAL | R$ | 2.8 | 2.8 | Indeterminate | Collateral signature in guarantee contract for tax foreclosure |
| INAL | R$ | 6.1 | 6.1 | Indeterminate | Collateral signature in guarantee contract for tax foreclosure |
| INAL | R$ | 0.3 | | Indeterminate | Collateral signature in guarantee contract for tax foreclosure |
| INAL | R$ | 0.1 | | Indeterminate | Collateral signature in guarantee contract for tax foreclosure |
| Sepetiba Tecon | R$ | 15.0 | | 5/5/2011 | Guarantee by CSN for issuance of Export Credit Note |
| **Total in R$** | | **238.8** | **223.4** | | |
| CSN Iron | US$ | 79.3 | 79.3 | 06/01/2007 | Promissory note of Eurobond operation |
| CSN Islands VII | US$ | 275.0 | 275.0 | 09/12/2008 | Guarantee by CSN in Bond issuance |
| CSN Islands VIII | US$ | 550.0 | 550.0 | 12/16/2013 | Guarantee by CSN in Bond issuance |
| CSN Islands IX | US$ | 400.0 | 400.0 | 01/15/2015 | Guarantee by CSN in Bond issuance |
| CSN Islands X | US$ | 750.0 | 750.0 | Perpetual | Guarantee by CSN in Bond issuance |
| CSN Steel | US$ | 20.0 | 20.0 | 10/29/2009 | Guarantee by CSN in Promissory Notes issuance |
| INAL | US$ | 1.4 | 1.4 | 03/26/2008 | Personal guarantee for equipment financing |
| Sepetiba Tecon | US$ | 16.7 | 16.7 | 09/15/2012 | Personal guarantee for equipment financing and terminal implementation |
| **Total in US$** | | **2,092.4** | **2,092.4** | | |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 17. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving a large number of actions, claims and complaints. Details on the amounts provided and their respective judicial deposits related to those claims are shown below:

| | 9/30/2006 | | | 6/30/2006 | | |
|---|---|---|---|---|---|---|
| | Judicial deposits | Contingent liability | Net contingencies | Judicial deposits | Contingent liability | Net contingencies |
| Labor | (22,535) | 35,571 | 13,036 | (19,820) | 25,819 | 5,999 |
| Civil | (10,035) | 14,491 | 4,456 | (9,475) | 13,281 | 3,806 |
| Environmental | (138) | 49,180 | 49,042 | (138) | 36,132 | 35,994 |
| Tax | (284,518) | 3,559,388 | 3,274,870 | (280,020) | 3,416,379 | 3,136,359 |
| **Parent Company** | **(317,226)** | **3,658,630** | **3,341,404** | **(309,453)** | **3,491,611** | **3,182,158** |
| **Consolidated** | **(342,698)** | **3,779,115** | **3,436,417** | **(343,869)** | **3,621,926** | **3,278,057** |
| Current | | 50,063 | 50,063 | | 38,990 | 38,990 |
| Long-Term | (317,226) | 3,608,567 | 3,291,341 | (309,453) | 3,452,621 | 3,143,168 |
| **Parent Company** | **(317,226)** | **3,658,630** | **3,341,404** | **(309,453)** | **3,491,611** | **3,182,158** |
| Current | | 53,347 | 53,347 | | 44,825 | 44,825 |
| Long-Term | (342,698) | 3,725,768 | 3,383,070 | (343,869) | 3,577,101 | 3,233,232 |
| **Consolidated** | **(342,698)** | **3,779,115** | **3,436,417** | **(343,869)** | **3,621,926** | **3,278,057** |

The provision for contingencies estimated by the Company's Management was substantially based on the appraisal of tax and legal advisors. Such provision is only recorded for lawsuits classified as probable losses. Additionally, it includes tax liabilities stemming from actions taken by Company's initiative, which are maintained and increased by Selic interest rates.

The Company is defending itself in other judicial and administrative proceedings (labor, civil, tax and environmental) in the approximate amount of R$1.8 billion. According to the Company's legal counsel, there is a possible risk of losing these lawsuits, and therefore they were not provided for in accordance with accounting practices adopted in Brazil.

### a) Labor Litigation Dispute:

On September 30, 2006, CSN was defendant in 7,997 labor claims (7,281 claims on June 30, 2006), which required a provision in the amount of R$35,571 (R$25,819 on June 30, 2006). Most of the lawsuits are related to joint and/or subsidiary responsibility, wages equalization, additional payment for unhealthy and hazardous activities, overtime and differences related to the 40% fine over FGTS (severance pay), and due to government's economic policies.

The increase in labor claims as from 2004 is due to the request for the difference of 40% fine on the FGTS deposited amounts, in view of the understated inflation imposed by economic plans. The matter is still controversial, pending a uniform understanding.

The lawsuits related to subsidiary responsibility originate from the non-payment by the

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                        Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

contracting companies of their labor obligations, which results in the inclusion of CSN in the lawsuits, as defendant, to honor on a subsidiary basis the payment of such obligations.
The number of lawsuits originated from subsidiary responsibility has decreased due to the procedures adopted by the Company in order to inspect and assure compliance with the wages and social charges payments, through the Contract Follow-up Center since 2000.

**b) Civil Actions:**

These are, mainly, claims for indemnities among the civil judicial processes in which the Company is involved. Such proceedings, in general, are originated from occupational accidents and diseases related to industrial activities of the Company. For all these disputes, the Company accrued the amount of R$14,491 on September 30, 2006 (R$13,281 on June 30, 2006).

**c) Environmental Actions:**

On September 30, 2006, the Company recorded a provision of R$49,180 (R$36,132 on June 30, 2006) for investment in environmental recovery expenditures, mainly related to the Company's plants in the States of Santa Catarina and Minas Gerais.

**d) Tax Litigation Dispute:**

▪ Income Tax and Social Contribution

**(i)** The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, which occurred in January and February 1989, by a percentage of 51.87% ("Plano Verão").

In 2004, the proceeding was concluded and judgment was made final and unappealable, granting to CSN the right to apply the index of 42.72% (Jan/89), of which the 12.15% already applied should be deducted. The application of 10.14% (Feb/89) was deferred. The proceeding is now under accounting inspection.

On September 30, 2006, the Company recorded R$361,928 (R$361,928 on June 30, 2006) as judicial deposit and a provision of R$20,892 (R$20,892 on June 30, 2006), which represents the portion not recognized by the courts.

**(ii)** The Company filed an action questioning the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment #33/01 and in March 2004 the Company obtained an initial decision authorizing the exclusion of these revenues from said calculation basis, as well as the offsetting of amounts paid as from 2001. The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court. On September 30, 2006, the amount of suspended liability and the offset credits based on the referred proceedings was R$711,749 (R$640,271 on June 30, 2006), plus Selic (Central Bank overnight rate).

**FEDERAL PUBLIC SERVICE**
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**QUARTERLY INFORMATION**
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Date: 9/30/2006

Accounting Practices
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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

▪ PIS/COFINS – Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including the financial revenue of the Company. On September 30, 2006, provision amounts to R$312,396 (R$306,074 on June 30, 2006), which includes legal charges.

In February 1999, the Company obtained a favorable decision in the lower court. However, the 2nd Regional Federal Court reversed the favorable decision. Later on, the Company appealed against this decision in the Supreme Court of Justice and is currently waiting for trial.

▪ CIDE – Intervention Contribution in the Economic Domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain on the amounts paid, credited or remitted to non-resident beneficiaries, as royalties or remuneration of supply contracts, technical assistance, trademark license agreement and exploration of patents.

The Company recorded court deposits and its corresponding provision in the amount of R$23,461 on September 30, 2006 (R$23,061 on June 30, 2006), which include legal charges.

The lower court decision was unfavorable and the proceeding is currently under judgment at the 2nd Regional Federal Court.

▪ Education Salary

The Company discussed the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was judged unfounded, and the Superior Court maintained its unfavorable decision, judgment made final and unappealable.

In view of this fact, the Company attempted to pay the amount due, and FNDE and INSS did not reach an agreement as to whom the amounts should be paid. A fine was also demanded, to CSN's disagreement.

The Company filed new proceedings to question related to the above-mentioned facts and deposited in court the amounts due. In the first lawsuit, the 1st degree sentence was partially in favor of CSN, with the fine being disregarded but not the SELIC rate. We presented counter-arguments to the defendant's appeal and appealed in relation to the SELIC rate. No judgment has been made regarding the other lawsuits.

The provision on September 30, 2006 amounts to R$33,121 (R$33,121 on June 30, 2006).

▪ SAT - Workers' Compensation Insurance

The Company understands that it must pay the "SAT" at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount provided as of September 30, 2006 totals R$90,066 (R$85,663 on June 30, 2006), which includes legal charges.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**          Accounting Practices
**QUARTERLY INFORMATION**                    Date: 9/30/2006          Adopted in Brazil
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

The lower court decision was unfavorable and the proceeding is under judgment of TRF of the 2[nd] Region. Given the new understanding adopted by the Courts, the Company's lawyers deem as probable the possibility of loss.

- IPI (Excise Tax) presumed credit on inputs

The Company brought an action pleading the right to the IPI presumed credit on the acquisition of exempted, immune, non-taxed inputs, or taxed at zero rate and in May 2003 an initial decision was obtained authorizing the use of said credits. This action is currently waiting for the sentence in lower court.

On September 30, 2006, the provision related to the total credits already offset and recorded under the Company's liabilities amounted to R$920,823 (R$895,687 on June 30, 2006), adjusted by the Selic rate.

- IPI premium credit over exports

The Company brought an action claiming the right to the IPI premium credit on exports from 1992 to 2002 and in March 2003 a favorable decision was obtained authorizing the use of said credits. The Regional Federal Court - Appellate Court reversed the favorable decision for CSN.

CSN filed a special appeal to the Superior Court of Justice ("STJ") and an extraordinary appeal to the Federal Supreme Court ("STF"), which have not yet been judged.

On September 30, 2006, the provision referring to the total of credits already offset and kept in the Company's liabilities amounted to R$1,395,274 (R$1,361,335 on June 30, 2006), adjusted by the Selic rate.

- Other

The Company also made provision for several other lawsuits in respect of FGTS LC 110, COFINS Law 10,833/03, PIS Law 10,637/02 and PIS/COFINS Manaus Free-Trade Zone, in the amount of R$51,606 on September 30, 2006 (R$50,275 on June 30, 2006), which includes legal charges.

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 18. SHAREHOLDERS' EQUITY

| | Paid-in capital | Reserves | Retained earnings | Treasury Shares | Total shareholders' equity |
|---|---|---|---|---|---|
| **BALANCES AS OF MARCH 31, 2006** | **1,680,947** | **5,434,222** | **311,864** | **(676,721)** | **6,750,312** |
| Realization of revaluation reserve, net | | | | | |
| of income tax and social contribution | | (61,780) | 61,780 | | |
| Proposed interest on own capital (R$0.18141 per share) | | | (46,698) | | (46,698) |
| Debenture issuance premium | | 23,248 | | | 23,248 |
| Prepaid dividends (R$1.61219 per share) | | | (415,000) | | (415,000) |
| Net income for the quarter | | | 370,289 | | 370,289 |
| **BALANCES AS OF JUNE 30, 2006** | **1,680,947** | **5,395,690** | **282,235** | **(676,721)** | **6,682,151** |
| Realization of revaluation reserve, net | | | | | |
| of income tax and social contribution | | (60,792) | 60,792 | | |
| Reversal of prescribed interest on own capital payable | | | 140 | | 140 |
| Proposed interest on capital (R$0.16187 per share) | | | (41,667) | | (41,667) |
| Prepaid dividends (R$1.293638 per share) | | | (333,000) | | (333,000) |
| Net income for the quarter | | | 408,639 | | 408,639 |
| **BALANCES AS OF SEPTEMBER 30, 2006** | **1,680,947** | **5,334,898** | **377,139** | **(676,721)** | **6,716,263** |

### i.      Paid-in capital stock

On July 7, 2005, at an Extraordinary Annual Meeting, CSN approved the cancellation of 14,849,099 shares held in treasury, with no reduction in the capital stock. The Company's fully subscribed and paid-in capital stock of R$1,680,947 was then divided in 272,067,946 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

### ii.      Revaluation reserve

This reserve covers revaluations of the Company's fixed assets approved by the Shareholder's Extraordinary General Meeting held December 19, 2002, and April 29, 2003, which were intended for determining adequate amounts for the Company's fixed assets at market value, pursuant to the CVM Deliberation #288, dated December 3,1998. The objective of such procedure is for the financial statements to reflect assets value closer to their replacement value.

Pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, a provision for deferred social contribution and income tax was set up based on the balance of the revaluation reserve (except land), which is classified as a long-term liability.
The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                    Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

### iii.    Treasury shares

The Board of Directors approved on May 25, 2005 for a period of 360 days the purchase of 15,000,000 shares of the Company to be held in treasury and subsequent sale and/or cancellation. Such authorization for repurchase finished on May 26, 2006, and treasury shares position on September 30 was as follows:

| Number of shares purchased (in units) | Total value paid for shares | Unit cost of shares | | | Market value of shares on 9/30/2006 (*) |
|---|---|---|---|---|---|
| | | Minimum | Maximum | Average | |
| 14,654,500 | 676,721 | 35.88 | 56.58 | 46.18 | 909,605 |

(*) Average price of shares on 9/30/06 at the unit value of R$62.07 per share.

While held in treasury, the shares will have no proprietorship and/or political rights.

### iv.    Ownership structure

On September 30, 2006, the Company's capital was comprised as follows:

| | Number of shares | | |
|---|---|---|---|
| | Common | Total % of shares | Outstanding Shares % |
| Vicunha Siderurgia S.A. | 116,286,665 | 42.74% | 45.18% |
| BNDESPAR | 17,085,986 | 6.28% | 6.64% |
| Caixa Beneficente dos Empregados da CSN - CBS | 11,831,289 | 4.35% | 4.60% |
| Sundry (ADR - NYSE) | 51,928,013 | 19.09% | 20.17% |
| Other shareholders (approximately 10 thousand) | 60,281,493 | 22.16% | 23.41% |
| **Outstanding shares** | **257,413,446** | **94.61%** | **100.00%** |
| Treasury shares | 14,654,500 | 5.39% | |
| **Total shares** | **272,067,946** | **100.00%** | |

### v.    Investment policy and payment of interest on own capital and dividends

On December 13, 2000, CSN's Board of Directors decided to adopt a policy of profit distribution, which, by observing the provisions of Law 6,404/76, altered by Law 9,457/97 implies the distribution of all the Company's net profit to the shareholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with  obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

### 19. INTEREST ON OWN CAPITAL

The calculation of interest on own capital is based on the change in the Long-Term Interest Rates over shareholders' equity, limited to 50% of the income for the year before income tax or 50% of accumulated profits and profit reserves, and the higher between two limits may be used, pursuant to the prevailing laws.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                    Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

In compliance with CVM Deliberation 207, as of December 31, 1996 and fiscal rules, the Company opted to record the interest on own capital the amount of R$132,161 as of September 30, 2006 as counter entry of the financial expenses account, and revert it on the same account, not been shown on the income statement and not generating effects on net income after IRPJ/CSL, except as to the fiscal effects, these recognized under income tax and social contribution. The Company's management shall propose that the amount of interest on own capital be attributed to the mandatory minimum dividend.

## 20. PREPAID DIVIDENDS

On June 23, 2006, the Company's Board of Directors approved, pursuant to article 31 of its Bylaws and article 204 and paragraphs 1 and 2, of Law 6404/76, the payment of dividends as prepayment of the mandatory minimum dividend, in the amount of R$415,000 at R$1,61219 per share outstanding on the date of approval of the payment.

On August 3, 2006, the Company's Board of Directors approved, pursuant to article 31 of its Bylaws and to article 204 and paragraphs 1 and 2, of Law 6404/76, the payment of dividends as prepayment of the mandatory minimum dividend, in the amount of R$333,000 at R$1.296368 per share outstanding on the date of approval of the payment.

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 21. NET REVENUES AND COST OF GOODS SOLD

| | | | | | | **Consolidated** |
|---|---|---|---|---|---|---|
| | | | 9/30/2006 | | | 9/30/2005 |
| | Tons (thousand) Unreviewed | Net revenue | Cost of Goods Sold | Tons (thousand) Unreviewed | Net revenue | Cost of Goods Sold |
| **Steel Products** | | | | | | |
| Domestic Market | 2,086 | 3,799,397 | 2,455,303 | 2,277 | 4,692,831 | 1,962,248 |
| Foreign Market | 1,105 | 1,750,970 | 1,471,633 | 1,238 | 2,063,933 | 1,638,893 |
| | 3,191 | 5,550,367 | 3,926,936 | 3,515 | 6,756,764 | 3,601,141 |
| **Other sales** | | | | | | |
| Domestic Market | | 870,283 | 444,886 | | 798,921 | 515,446 |
| Foreign Market | | 43,407 | 6,666 | | 74,355 | 8,903 |
| | | 913,690 | 451,552 | | 873,276 | 524,349 |
| | **3,191** | **6,464,057** | **4,378,488** | **3,515** | **7,630,040** | **4,125,490** |

| | | | | | | **Parent Company** |
|---|---|---|---|---|---|---|
| | | | 9/30/2006 | | | 9/30/2005 |
| | Tons (thousand) Unreviewed | Net revenue | Cost of Goods Sold | Tons (thousand) Unreviewed | Net revenue | Cost of Goods Sold |
| **Steel Products** | | | | | | |
| Domestic Market | 2,118 | 3,601,200 | 2,409,283 | 2,399 | 4,650,886 | 2,240,634 |
| Foreign Market | 858 | 1,105,848 | 936,714 | 994 | 1,398,577 | 993,522 |
| | 2,976 | 4,707,048 | 3,345,997 | 3,393 | 6,049,463 | 3,234,156 |
| **Other sales** | | | | | | |
| Domestic Market | | 278,997 | 163,825 | | 337,104 | 195,655 |
| Foreign Market | | 9,484 | 6,666 | | 21,183 | 8,903 |
| | | 288,481 | 170,491 | | 358,287 | 204,558 |
| | **2,976** | **4,995,529** | **3,516,488** | **3,393** | **6,407,750** | **3,438,714** |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---------|--------------------------------|---------------------|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 22. CONSOLIDATED REVENUES AND INCOME BY BUSINESS SEGMENT

The disclosure by business segment followed the concept suggested by CVM, providing the means to evaluate the performance in all of the Company's business segments.

| | | | | 9/30/2006 |
|---|---|---|---|---|
| | Steel | Mining | Logistics, Energy and Cement | Total |
| Net sales revenues | 5,762,886 | 141,201 | 559,970 | 6,464,057 |
| Cost of goods and services sold | (3,957,073) | (59,077) | (362,338) | (4,378,488) |
| **Gross profit** | **1,805,813** | **82,124** | **197,632** | **2,085,569** |
| Operating Income (expenses) | | | | |
| Selling expenses | (339,528) | | (12,253) | (351,781) |
| Administrative expenses | (229,070) | (199) | (51,015) | (280,284) |
| Other operating income (expenses), net | 735,388 | (30) | (11,342) | 724,016 |
| | 166,790 | (229) | (74,610) | 91,951 |
| Net financial income (expenses) | (943,865) | 2 | (36,730) | (980,593) |
| Exchange and monetary variations, net | 338,900 | | (3,073) | 335,827 |
| Equity pick-up | (63,564) | | | (63,564) |
| **Income from operations** | **1,304,074** | **81,897** | **83,219** | **1,469,190** |
| Nonoperating income | 1,079 | | 337 | 1,416 |
| **Income before income tax and social contribution** | **1,305,153** | **81,897** | **83,556** | **1,470,606** |
| Income tax and social contribution | (330,228) | (27,845) | (28,408) | (386,481) |
| Minority interest | (15) | | | (15) |
| **Net income for the period** | **974,910** | **54,052** | **55,148** | **1,084,110** |

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                    Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 23. FINANCIAL RESULTS AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| | 9/30/2006 | 9/30/2005 | 9/30/2006 | 9/30/2005 |
| **Financial expenses:** | | | | |
| Loans and financing - foreign currency | (479,193) | (590,777) | (27,161) | (165,448) |
| Loans and financing - local currency | (180,521) | (135,112) | (161,531) | (129,550) |
| Related parties | | | (326,580) | (216,824) |
| PIS/COFINS (taxes on revenue) on financial income | (106,160) | (24,708) | (106,160) | (24,238) |
| Interest, fines and interest on late payment | (142,303) | (49,062) | (135,959) | (43,041) |
| CPMF (tax on banking transactions) | 51,429 | (81,987) | 44,181 | (70,850) |
| Other financial expenses | (127,833) | (125,322) | (9,693) | (8,988) |
| | (984,581) | (1,006,968) | (722,903) | (658,939) |
| **Financial income:** | | | | |
| Related parties | | | 10,886 | |
| Income on marketable securities, net of provision for losses | 151,454 | (397,301) | 45,894 | (565,598) |
| Gains (losses) on derivatives | (192,350) | 437,817 | (495,550) | 223 |
| Other income | 44,884 | 153,035 | 24,983 | 72,969 |
| | 3,988 | 193,551 | (413,787) | (492,406) |
| **Net financial expenses** | (980,593) | (813,417) | (1,136,690) | (1,151,345) |
| | | | | |
| **Monetary variations:** | | | | |
| - Assets | 2,519 | 7,444 | 826 | 6,581 |
| - Liabilities | (42,379) | (7,286) | (33,945) | (8,110) |
| | (39,860) | 158 | (33,119) | (1,529) |
| **Exchange variations:** | | | | |
| - Assets | (264,927) | (307,411) | (125,528) | (161,233) |
| - Liabilities | 640,614 | 763,961 | 702,049 | 1,527,063 |
| | 375,687 | 456,550 | 576,521 | 1,365,830 |
| **Net monetary and exchange variations** | 335,827 | 456,708 | 543,402 | 1,364,301 |

## 24. OTHER OPERATING REVENUES

On January 22, 2006 an accident involving Blast Furnace number 3 took place, mainly affecting the powder collecting system and temporarily interrupting the equipment production. The Company has an insurance policy for loss of profits and equipment in the maximum amount of US$750 million. The cause of the accident had its coverage by the policy expressly recognized by the insurance companies, and Management believes that this amount is enough to recover any losses resulting from the accident.

Thus, the Company, based on data obtained and analyzed by the insurance companies, recorded in other operating income the amount of R$922,929 as indemnity estimate of loss of profits as of September 30, 2006.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                          Date: 9/30/2006          Accounting Practices
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                           Adopted in Brazil

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

As of September 30, 2006 the Company had received US$75 million on account of the loss of profits caused by this accident.

## 25. STATEMENT OF VALUE ADDED

|  | **Parent Company** | |
|---|---|---|
|  | R$ million | |
|  | 9/30/2006 | 9/30/2005 |
| **Revenue** |  |  |
| Sales of products and services | 6,228 | 7,981 |
| Allowance for doubtful accounts | (20) | (2) |
| Nonoperating income (expense) | 1 | (4) |
|  | **6,209** | **7,975** |
| **Input purchased from third parties** |  |  |
| Raw material used up | (1,859) | (1,748) |
| Cost of goods and services | (770) | (795) |
| Materials, energy, outside services and other | (463) | (185) |
| Assets recovery | 923 |  |
|  | **(2,169)** | **(2,728)** |
| **Gross value-added** | **4,040** | **5,247** |
|  |  |  |
| **Retentions** |  |  |
| Depreciation, amortization and depletion | (605) | (593) |
| **Net produced value-added** | **3,435** | **4,654** |
|  |  |  |
| **Value-added received in transfer** |  |  |
| Equity pick-up | 144 | (645) |
| Financial income/Exchange variations | (538) | (647) |
|  | **(394)** | **(1,292)** |
| **Total value-added to distribute** | **3,041** | **3,362** |
|  |  |  |
| **VALUE-ADDED DISTRIBUTION** |  |  |
| Payroll and related charges | 348 | 367 |
| Taxes | 1,685 | 2,364 |
| Interest and exchange variation | (69) | (886) |
| Interest on own capital and dividends | 880 | 184 |
| Retained earnings in the period | 197 | 1,333 |
|  | **3,041** | **3,362** |

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 26. EMPLOYEES' PENSION FUND

### (i) Private Pension Administration

The Company is the principal sponsor of CBS Previdência, a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to those of the official Pension Plan. CBS Previdência congregates CSN employees, of CSN related companies and the entity itself, provided they sign the adherence agreement.

### (ii) Characteristics of the plans

CBS Previdência has three benefit plans, as follows:

#### 35% of average salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (related to length of service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant's salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan and it also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make thirteen contributions per year, being the same number of benefits paid. This plan became inactive on October 31, 1977, when the new benefit plan began, and it is in process of extinction.

#### Supplementary average salary plan

It is a defined benefit plan (BD), which began on November 1, 1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life-long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. This plan became inactive on December 26, 1995, because of the combined supplementary benefits plan creation.

#### Combined supplementary benefit plan

Begun on December 27, 1995, it is a combined plan, being a Variable Contribution (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling thirteen per year. Upon retirement of the participant, the plan becomes a defined benefit plan and thirteen benefits are paid per year.

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**     Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

As of September 30 and June 30, 2006, the plans are as follows:

|  | 9/30/2006 | 6/30/2006 |
|---|---|---|
| **Members** | **19,350** | **19,244** |
| In service | 8,566 | 8,380 |
| Retired | 10,784 | 10,864 |
|  |  |  |
| **Distribution of members by benefit plan** |  |  |
|  |  |  |
| **35% of Average Salary Plan** | **5,399** | **5,467** |
| Active | 16 | 16 |
| Beneficiaries | 5,383 | 5,451 |
|  |  |  |
| **Supplementary Average Salary Plan** | **4,985** | **5,009** |
| Active | 38 | 39 |
| Beneficiaries | 4,947 | 4,970 |
|  |  |  |
| **Combined Supplementary Benefit Plan** | **8,966** | **8,768** |
| Active | 8,512 | 8,325 |
| Beneficiaries | 454 | 443 |
|  |  |  |
| **Linked beneficiaries:** | **5,465** | **5,451** |
| 35% of average salary plan | 4,124 | 4,122 |
| Supplementary average salary plan | 1,273 | 1,264 |
| Combined supplementary benefit plan | 68 | 65 |
|  |  |  |
| **Total participants (members/beneficiaries)** | **24,815** | **24,695** |

## (iii) Actuarial liability

According to the official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002, a proposal was approved for refinancing of reserves to amortize the sponsors' responsibility in 240 monthly and successive installments, monetarily indexed by INPC + 6% p.a., starting June 28, 2002.

The agreement foresees the installments prepayment in case of cash necessity in the defined benefit plan and the incorporation to the updated debit balance the eventual deficits/surpluses under the sponsors' responsibility, so as to preserve the plans' balance without exceeding the maximum period of amortization provided for by the agreement.

## (iv) Actuarial Liabilities

As provided by CVM Deliberation 371/00, approving the NPC 26 of IBRACON – "Employee's Benefit Accounting" that established new calculation and disclosure accounting practices, the Company's management and its external actuaries calculated the assessment of the effects arising from this practice, and records are kept in conformity with the report dated January 10, 2006.

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                      Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## Actuarial Liability Recognition

The Company's Management decided to recognize the actuarial liability adjustment in the results for the period of five years, from January 1, 2002, being appropriated as of September 30, 2006, the amount of R$48,404 (R$18,630 as of September 30, 2005), in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON approved by the CVM Deliberation 371/2000, which, added to related disbursements, totaled R$84,546 as of September 30, 2006 (R$59,215 as of September 30, 2005).

The balance of the provision for coverage of the actuarial liability on September 30, 2006 amounts to R$271,804 (R$219,197 as of September 30, 2005).

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve insufficiency was deducted from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in court this amortizing contribution, but the Company, based on its legal and actuarial advisers' opinion understands that such amortizing contribution was duly approved by the "Secretaria da Previdência Complementar" – SPC and consequently, is legally due by the participants.

In addition, in the case of "Plano Milênio" (Mixed Plan of Supplementary Benefit), of defined contribution, which shows net asset and where the sponsor's contribution corresponds to an equal counterpart of the participants' contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor's contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount of R$3,984 in 2006 (R$3,621 in 2005).

## Main actuarial assumptions adopted in the actuarial liability calculation

| | |
|---|---|
| Methodology used | Projected credit unit method |
| Nominal discount rate for actuarial liability | 11.3% p.a. (6% actual and 5% inflation) |
| Expected yield rate over plan assets | 11.3% p.a. (6% actual and 5% inflation) |
| Estimated salary increase index | INPC + 1% (6.05%) |
| Estimated benefits increase index | INPC + 0% (5.00%) |
| Estimated inflation rate in the long-term | INPC + 0% (5.00%) |
| Biometric table of overall mortality | UP94 with 2 years of aggravation and separated by sex for the BD plans and without aggravation for the CD plan |
| Biometric table for disability | Winklevoss |
| Expected turnover rate | 2% p.a. |
| Probability of starting retirement | 100% in the first eligibility to a full benefit by the Plan |

CSN does not have obligations on other post-employment benefits.

**FEDERAL PUBLIC SERVICE**
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**QUARTERLY INFORMATION**                          Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 27. SUBSEQUENT EVENTS

### Merger between CSN LLC and Wheeling-Pittsburgh Corporation

On October 25, 2006, the Company entered into a merger agreement with Wheeling-Pittsburgh Corporation ("WPC"), whereby CSN will contribute with the assets represented by its subsidiary Companhia Siderúrgica Nacional LLC ("LLC"), in exchange for 49.5% of the shares of a new company ("NewCo"), to result from the merger of the operations between WPC and LLC. NewCo shall have its shares traded on the US stock exchange.

The transaction involves a loan from CSN, in the amount of U$225,000 thousand, convertible into NewCo shares upon approval of the local union. Thus, when converting that amount, CSN's total interest may be increased up to 64% of NewCo's total capital.

The implementation of the business is still subject to certain conditions, such as the approval from the local competition authority and from the shareholders' meeting of WPC to be held at the beginning of 2007.

**FEDERAL PUBLIC SERVICE**
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**QUARTERLY INFORMATION**          Date: 9/30/2006          Accounting Practices
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                             Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER**

## SEE ITEM 08.01:

"COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER"

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

**1.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)**

| 1- CODE | 2- DESCRIPTION | 3- 9/30/2006 | 4- 6/30/2006 |
|---|---|---|---|
| 1 | Total Assets | 24,909,279 | 25,161,092 |
| 1.01 | Current Assets | 8,799,894 | 9,083,267 |
| 1.01.01 | Cash and Cash Equivalents | 159,026 | 156,528 |
| 1.01.02 | Credits | 1,310,875 | 916,988 |
| 1.01.02.01 | Domestic Market | 976,052 | 794,519 |
| 1.01.02.02 | Foreign Market | 464,144 | 237,791 |
| 1.01.02.03 | Allowance for Doubtful Accounts | (129,321) | (115,322) |
| 1.01.03 | Inventories | 2,422,014 | 2,271,499 |
| 1.01.04 | Other | 4,907,979 | 5,738,252 |
| 1.01.04.01 | Marketable Securities | 2,958,527 | 4,042,235 |
| 1.01.04.02 | Income Tax and Social Contribution Recoverable | 38,829 | 36,334 |
| 1.01.04.03 | Deferred Income Tax | 303,237 | 275,338 |
| 1.01.04.04 | Deferred Social Contribution | 95,356 | 64,931 |
| 1.01.04.05 | Prepaid Expenses | 47,318 | 82,136 |
| 1.01.04.06 | Required Insurance | 924,377 | 636,226 |
| 1.01.04.07 | Other | 540,335 | 601,052 |
| 1.02 | Long-Term Assets | 1,665,150 | 1,563,228 |
| 1.02.01 | Sundry Credits | 29,843 | 29,659 |
| 1.02.01.01 | Loans – Eletrobras | 29,843 | 29,659 |
| 1.02.02 | Credits with Related Parties | 64,544 | 52,759 |
| 1.02.02.01 | Affiliates | 0 | 0 |
| 1.02.02.02 | Subsidiaries | 64,544 | 52,759 |
| 1.02.02.03 | Other Related Parties | 0 | 0 |
| 1.02.03 | Other | 1,570,763 | 1,480,810 |
| 1.02.03.01 | Deferred Income Tax | 452,228 | 392,250 |
| 1.02.03.02 | Deferred Social Contribution | 122,173 | 105,054 |
| 1.02.03.03 | Judicial Deposits | 350,814 | 341,036 |
| 1.02.03.04 | Marketable Securities Receivable | 157,394 | 159,558 |
| 1.02.03.05 | PIS/PASEP Recoverable | 29,451 | 29,028 |
| 1.02.03.06 | Prepaid Expenses | 84,017 | 87,210 |
| 1.02.03.07 | Marketable Securities | 144,028 | 143,768 |
| 1.02.03.08 | Other | 230,658 | 222,906 |
| 1.03 | Permanent Assets | 14,444,235 | 14,514,597 |
| 1.03.01 | Investments | 298,848 | 319,403 |
| 1.03.01.01 | In Affiliates | 0 | 0 |
| 1.03.01.02 | In Subsidiaries | 297,135 | 317,659 |
| 1.03.01.03 | Other Investments | 1,713 | 1,744 |
| 1.03.02 | Property, Plant and Equipment | 13,888,985 | 13,919,724 |
| 1.03.02.01 | In Operation, Net | 12,884,287 | 12,940,154 |
| 1.03.02.02 | In Construction | 822,063 | 805,129 |
| 1.03.02.03 | Land | 182,635 | 174,441 |
| 1.03.03 | Deferred charges | 256,402 | 275,470 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)**

| 1- CODE | 2- DESCRIPTION | 3- 9/30/2006 | 4- 6/30/2006 |
|---|---|---|---|
| 2 | Total Liabilities | 24,909,279 | 25,161,092 |
| 2.01 | Current Liabilities | 5,164,300 | 5,480,598 |
| 2.01.01 | Loans and Financing | 1,538,086 | 2,408,111 |
| 2.01.02 | Debentures | 773,896 | 765,653 |
| 2.01.03 | Suppliers | 1,598,656 | 1,256,491 |
| 2.01.04 | Taxes, Charges and Contributions | 763,197 | 696,574 |
| 2.01.04.01 | Salaries and Social Contributions | 118,975 | 103,679 |
| 2.01.04.02 | Taxes Payable | 499,126 | 408,853 |
| 2.01.04.03 | Deferred Income Tax | 106,688 | 135,325 |
| 2.01.04.04 | Deferred Social Contribution | 38,408 | 48,717 |
| 2.01.05 | Dividends Payable | 133,893 | 92,342 |
| 2.01.06 | Provisions | 53,347 | 44,825 |
| 2.01.06.01 | Contingencies | 53,347 | 44,825 |
| 2.01.07 | Debts with Related Parties | 0 | 0 |
| 2.01.08 | Other | 303,225 | 216,602 |
| 2.02 | Long-Term Liabilities | 13,115,670 | 13,010,512 |
| 2.02.01 | Loans and Financing | 6,159,272 | 6,189,777 |
| 2.02.02 | Debentures | 1,029,678 | 1,027,244 |
| 2.02.03 | Provisions | 5,476,583 | 5,358,849 |
| 2.02.03.01 | Contingencies | 3,725,768 | 3,577,101 |
| 2.02.03.02 | Judicial Deposits | (342,698) | (343,869) |
| 2.02.03.03 | Deferred Income Tax | 1,539,367 | 1,562,982 |
| 2.02.03.04 | Deferred Social Contribution | 554,146 | 562,635 |
| 2.02.04 | Debts with Related Parties | 0 | 0 |
| 2.02.05 | Other | 450,137 | 434,642 |
| 2.02.05.01 | Accounts Payable - Subsidiaries | 9,315 | 11,841 |
| 2.02.05.02 | Provision for Pension Fund | 271,804 | 255,715 |
| 2.02.05.03 | Other | 169,018 | 167,086 |
| 2.03 | Deferred Income | 5,361 | 5,930 |
| 2.04 | Minority Participations | 144 | 0 |
| 2.05 | Shareholders' Equity | 6,623,804 | 6,664,052 |
| 2.05.01 | Paid-In Capital Stock | 1,680,947 | 1,680,947 |
| 2.05.02 | Capital Reserve | 23,248 | 23,248 |
| 2.05.03 | Revaluation Reserve | 4,337,850 | 4,398,642 |
| 2.05.03.01 | Own Assets | 4,337,497 | 4,398,289 |
| 2.05.03.02 | Subsidiaries/Affiliates | 353 | 353 |
| 2.05.04 | Profit Reserves | 234,330 | 234,330 |
| 2.05.04.01 | Legal | 336,189 | 336,189 |
| 2.05.04.02 | Statutory | 0 | 0 |

**FEDERAL PUBLIC SERVICE**
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**QUARTERLY INFORMATION**
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Date: 9/30/2006

Accounting Practices
Adopted in Brazil

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)**

| 1- CODE | 2- DESCRIPTION | 3- 9/30/2006 | 4- 6/30/2006 |
|---|---|---|---|
| 2.05.04.03 | For Contingencies | 0 | 0 |
| 2.05.04.04 | Unrealized Income | 0 | 0 |
| 2.05.04.05 | Profit Retention | 0 | 0 |
| 2.05.04.06 | Special For Non-Distributed Dividends | 0 | 0 |
| 2.05.04.07 | Other Profit Reserves | (101,859) | (101,859) |
| 2.05.04.07.01 | For Investments | 637,611 | 637,611 |
| 2.05.04.07.02 | Treasury Shares | (676,721) | (676,721) |
| 2.05.04.07.03 | Unrealized Income | (62,749) | (62,749) |
| 2.05.05 | Retained Earnings/Accumulated Loss | 347,429 | 326,885 |

**FEDERAL PUBLIC SERVICE**
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**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)**

| 1- CODE | 2- DESCRIPTION | 3- 7/1/2006 to 9/30/2006 | 4- 1/1/2006 to 9/30/2006 | 5- 7/1/2005 to 9/30/2005 | 6- 1/1/2005 to 9/30/2005 |
|---|---|---|---|---|---|
| 3.01 | Gross Revenue from Sales and/or Services | 3,211,791 | 8,033,774 | 2,714,016 | 9,440,566 |
| 3.02 | Deductions from Gross Revenue | (618,883) | (1,569,717) | (491,654) | (1,810,526) |
| 3.03 | Net Revenue from Sales and/or Services | 2,592,908 | 6,464,057 | 2,222,362 | 7,630,040 |
| 3.04 | Cost of Goods and/or Services Sold | (1,679,998) | (4,378,488) | (1,315,291) | (4,125,490) |
| 3.04.01 | Depreciation and Amortization | (232,210) | (683,605) | (218,645) | (655,406) |
| 3.04.02 | Other | (1,447,788) | (3,694,883) | (1,096,646) | (3,470,084) |
| 3.05 | Gross Profit | 912,910 | 2,085,569 | 907,071 | 3,504,550 |
| 3.06 | Operating Income/Expenses | (531,970) | (616,379) | (127,653) | (974,398) |
| 3.06.01 | Selling | (145,282) | (351,781) | (141,481) | (418,908) |
| 3.06.01.01 | Depreciation and Amortization | (2,761) | (8,036) | (2,551) | (7,369) |
| 3.06.01.02 | Other | (142,521) | (343,745) | (138,930) | (411,539) |
| 3.06.02 | General and Administrative | (100,853) | (280,284) | (77,421) | (240,478) |
| 3.06.02.01 | Depreciation and Amortization | (10,362) | (30,960) | (10,594) | (32,703) |
| 3.06.02.02 | Other | (90,491) | (249,324) | (66,827) | (207,775) |
| 3.06.03 | Financial | (436,994) | (644,766) | (38,679) | (356,709) |
| 3.06.03.01 | Financial Income | (24,282) | 3,988 | 49,869 | 193,551 |
| 3.06.03.02 | Financial Expenses | (412,712) | (648,754) | (88,548) | (550,260) |
| 3.06.03.02.01 | Foreign Exchange and Monetary Variation, net | (10,368) | 335,827 | 213,372 | 456,708 |
| 3.06.03.02.02 | Financial Expenses | (402,344) | (984,581) | (301,920) | (1,006,968) |
| 3.06.04 | Other Operating Income | 277,460 | 980,469 | 16,813 | 37,392 |
| 3.06.05 | Other Operating Expenses | (98,097) | (256,453) | 132,164 | 39,497 |
| 3.06.06 | Equity pick-up | (28,204) | (63,564) | (19,049) | (35,192) |
| 3.07 | Operating Income | 380,940 | 1,469,190 | 779,418 | 2,530,152 |

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                        Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)**

| 1- CODE | 2- DESCRIPTION | 3- 7/1/2006 to 9/30/2006 | 4- 1/1/2006 to 9/30/2006 | 5- 7/1/2005 to 9/30/2005 | 6- 1/1/2005 to 9/30/2005 |
|---|---|---|---|---|---|
| 3.08 | Non-Operating Income | 1,578 | 1,416 | 2,391 | (4,175) |
| 3.08.01 | Income | 7,501 | 26,659 | 24,130 | 24,281 |
| 3.08.02 | Expenses | (5,923) | (25,243) | (21,739) | (28,456) |
| 3.09 | Income before Taxes/Participations | 382,518 | 1,470,606 | 781,809 | 2,525,977 |
| 3.10 | Provision for Income Tax and Social Contribution | (254,743) | (388,127) | (178,618) | (928,131) |
| 3.11 | Deferred Income Tax | 206,468 | 1,646 | (86,298) | 55,081 |
| 3.11.01 | Deferred Income Tax | 145,464 | (37,305) | (78,043) | 8,831 |
| 3.11.02 | Deferred Social Contribution | 61,004 | 38,951 | (8,255) | 46,250 |
| 3.12 | Statutory Participations/Contributions | (15) | (15) | 0 | 0 |
| 3.12.01 | Participations | (15) | (15) | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of Interest on Own Capital | 0 | 0 | 0 | 0 |
| 3.14 | Minority Participations | 0 | 0 | 0 | 0 |
| 3.15 | Income (Loss) for the Period | 334,228 | 1,084,110 | 516,893 | 1,652,927 |
|  | OUTSTANDING SHARES, EX-TREASURY (in thousands) | 257,413 | 257,413 | 264,431 | 264,431 |
|  | EARNINGS PER SHARE | 1.29841 | 4.21156 | 1.95474 | 6.25088 |
|  | LOSS PER SHARE |  |  |  |  |

| | | |
|---|---|---|
| **FEDERAL PUBLIC SERVICE** | | Accounting Practices |
| **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** | | Adopted in Brazil |
| **QUARTERLY INFORMATION** | Date: 9/30/2006 | |
| **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | | |

| | | |
|---|---|---|
| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

## Output

In CSN, the 3Q06 was marked by the return to operations of CSN's BF-3, which reached full capacity in the first two weeks of August.

Crude and rolled steel output totaled 1,259,000 and 1,090,000 tons, respectively, down 4% and 1% from the 3Q05. However, consumption of slabs acquired on the market led to an increase in the delivery of rolled products, when compared to 2005.

Rolled product deliveries from the Presidente Vargas plant (UPV), in Volta Redonda, totaled 1,090,000 tons, in line with the 3Q05 figure. CSN Paraná plant and GalvaSud delivered 67,000 and 76,000 tons, respectively, up 14% and 55% from the 3Q05.

In the first nine months, crude and rolled steel production fell by 1,654,000 and 480,000 tons, respectively, with deliveries dropping by 503,000 tons in relation to the same period of the prior year. These falls were due to the shutdown of the BF-3 in the first half of the year.

| Output (data in thousand t) | 3Q05 | 2Q06 | 3Q06 | 9M05 | 9M06 |
|---|---|---|---|---|---|
| **Presidente Vargas Mill (UPV)** | | | | | |
| Crude Steel | 1,317 | 393 | 1,259 | 3,846 | 2,192 |
| Finished Products * | 1,106 | 744 | 1,090 | 2,003 | 1,523 |
| **CSN Paraná Plant *** | 59 | 67 | 67 | 205 | 210 |
| **GalvaSud *** | 49 | 46 | 76 | 208 | 180 |

**\* Products delivered for sale**

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

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Date: 9/30/2006

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

## Sales

In the third quarter there was a significant improvement of domestic sales volume, up 16% from the 2Q06 and 30% from the 3Q05. CSN's total market share increased by 3 percentage points when compared to the same quarter last year. It is also worth noting that exports were reinitiated because of the resumption of BF-3's operations, when international prices were at higher



levels.



Sales volume by segment remained in line with the previous quarter. The distribution sector once again headed the consumption rankings, accounting for 40% of sales, followed by packaging, home appliances & OEM, civil construction and the auto industry, with 21%, 15%, 10% and 13%, respectively.





**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
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**QUARTERLY INFORMATION**                    Date: 9/30/2006      Accounting Practices
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---------|--------------------------------|--------------------|

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

## Prices

In the third quarter, average steel prices in the international market have shown some weakening trend in North America and Asia after peaking last July. In Europe, however, prices closed the quarter at their June levels, due to effective production controls by the region's more disciplined manufacturers.

With BF-3 back on line, CSN's exports climbed back to 37% of total sales volume. Thanks to the Company's strategy of maintaining a local presence in the USA and Europe, CSN was able to successfully introduce an average of 10% price increase in those markets, versus the previous three months.

The scenario was equally positive in Brazil – as a consequence of improved sales, CSN's prices moved up 7% over the 2Q06. Given that the sales mix remained unaltered, the increase was due to the adjustments in the period, which were well accepted by the local market. Prices are expected to remain at the same level in the 4Q06.

Although, revenue could be slightly higher in the 3Q06 due to a probable improvement in the domestic sales mix. CSN remains committed to increasing its share of the domestic market, while guaranteeing its competitiveness.

## Net Revenue

Net revenue in the 3Q06 climbed by 35% over the 2Q06, due to the substantive upturn in sales volume and prices both in the domestic and foreign markets. The year-on-year comparison, nine-month terms, was clearly affected by the reduction in output triggered by the BF-3 accident, last January.



Net Revenue (R$ MM)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
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QUARTERLY INFORMATION
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Date: 9/30/2006

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net Revenue by Business - 9M06
2%
9%
89%
Steel
Mining
Logistics, Energy and Cement



## Production Costs (Company)

Total production costs reached R$1,392 million in the 3Q06, 17% up on the 2Q06 and 21% higher than in the same period last year.

In the quarter-over-quarter comparison, the total costs reflect a higher level of raw material consumption coupled with an increase in General Manufacturing Costs. The impact was partially offset by the reduction in the purchase of slabs.

On the other hand, the upturn over the 3Q05 was due to increased slab purchases.

As for the main raw materials, average coal prices remained flat over the second quarter at US$136/t, while the inventory cost averaged US$120/t, in September 2006. Coke prices averaged US$214/t for the quarter (it is important to highlight that no coke was consumed in the 2Q06), and the average inventory cost was US$232/t, at the close of the quarter.



**3Q05**

Depreciation
15%
Coal
21%
General Costs
19%
Coke
9%
Energy/Feul
11%
Iron Ore
4%
Metals
6%
Other Raw
Materials
7%
Labor
8%

**3Q06**

Depreciation
12%
Coal
15%
General Costs
18%
Coke
2%
Iron Ore
4%
Energy/Feul
8%
Metals
8%
Labor
6%
Other Raw
Materials*
27%

* Slabs acquired included

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

| | |
|---|---|
| **FEDERAL PUBLIC SERVICE** | |
| **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** | Accounting Practices |
| **QUARTERLY INFORMATION** | Date: 9/30/2006    Adopted in Brazil |
| **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | |

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

## Slab Cost (US$/t) – by Company



Source: CRU Sep/2006

## Other Operating Expenses/Income

The main item was the adjustment for loss of profits in "Other Operating Income/Expenses". In the third quarter, a total adjustment of R$253 million was recorded. Year-to-date, these adjustments totaled R$923 million (US$424 million).

Based on specific data collected and analyzed by the insurers, the Company, under conservative assumptions, recorded in "Other Operating Income/Expenses" the amount of R$923 million related to estimated indemnity for loss of profits year-to-date.

The policy's maximum indemnification limit is US$750 million, including loss of profits and material damages. Until now, CSN has received US$75 million from insurance companies to date, in advance.

| | |
|---|---|
| **FEDERAL PUBLIC SERVICE**<br>**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**<br>**QUARTERLY INFORMATION**<br>**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | Date: 9/30/2006     Accounting Practices<br>Adopted in Brazil |

| | | |
|---|---|---|
| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

## EBITDA

Third-quarter EBITDA was R$912 million, or R$1,142 million if we include the adjustments for loss of profits, or 24% up on the 2Q06. The year-to-date figure, also including these adjustments, totaled R$3,014 million.

It is important to notice that the Company has not calculated the adjusted EBITDA margin since the adjustments for loss of profits were not booked separately in each line impacted by the insurance claim (Net Revenue and Cost of Goods Sold), but only in Other Operating Expenses/Income. The adjustment would, therefore, lead to a distorted figure.



**EBITDA (R$ MM) and Ebitda Margin\***

| Consolidated EBITDA variation | 3Q06 x 2Q06 | 3Q06 x 3Q05 |
|---|---|---|
| **EBITDA (var. %)** | +91.5 | -0.01 |
| **\*Adjusted EBITDA (var. %)** | +23.6 | +24.1 |

\*EBITDA considering the effect of the loss of profits provision

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                              Date: 9/30/2006
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

## Net Financial Result and Debt

Third-quarter net debt increased by R$191 million over the previous three months, due to R$333 million in dividend payments, CAPEX investments of R$380 million in the 3Q06 and R$316 million in the cost of debt. The net debt/EBITDA ratio – using 2005 EBITDA, which was not affected by non-recurring events – climbed from 1.32x, in the second quarter, to 1.36x.



The 3Q06 decline in the gross debt was due to the amortization of short-term loans, especially the US$300 million due in August, 2006. In terms of financial cost and average maturity, the average accumulated cost of debt was 12% p.a. in Brazilian Reais, or 76.4% of the CDI (interbank deposit rate) and the average maturity was 7.5 years for the Gross Debt.

In the 3Q06, Net Financial Expense was affected by operations with derivatives, since those assets are stated at fair value. When comparing the 3Q06 with the 2Q06, it is important to highlight the nonrecurrent effect of the reversal of provisions, which produced a positive impact on the financial result for the 2Q06.

## Income Taxes

Third-quarter income taxes totaled R$48 million, R$70 million less than the previous three months.

## Net Income

Third quarter net income was of R$334 million, 18% lower than the R$409 million reported in the 2Q06. CSN's net income for the nine-month period totaled R$1,084 million.

## Investments

Third-quarter investments totaled R$380 million, of which R$73 million was invested in projects related to the "Casa de Pedra" expansion (mine, port and pelletizing plant); R$138 million in technological upgrades/ repairs/maintenance; R$29 million in MRS railway system and R$69 million in the acquisition of the remaining 50% of Lusosider in Portugal. Year-to-date investments totaled R$1,115 million.

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

# Working Capital

Working capital increased by R$99 million over the second quarter. This increase was mainly caused by a higher level of Accounts Receivable (sales improvement in the domestic and foreign market), which was partially offset by the upturn in Payments to Suppliers (due to the acquisitions of slabs).

In R$ million

| Account | 2Q06 | 3Q06 | Change |
|---|---|---|---|
| **Assets** | **3,345** | **3,892** | **+547** |
| Cash and cash equivalents | 157 | 159 | +2 |
| Accounts Receivable | 917 | 1,311 | +394 |
|    Domestic Market | 795 | 976 | +181 |
|    Foreign Market | 238 | 464 | +226 |
|    Allowance for Doubtful Accounts | (115) | (129) | (14) |
| Inventories | 2,271 | 2,422 | +151 |
| **Liability** | **1,769** | **2,217** | **(448)** |
| Suppliers | 1,256 | 1,599 | (343) |
| Payroll and related charges | 104 | 119 | (15) |
| Taxes payable | 409 | 499 | (90) |
| **Working Capital** | **1,576** | **1,675** | **+99** |

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 9/30/2006

Accounting Practices Adopted in Brazil

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

# Capital Markets

Through September 2006, CSN's shares have appreciated by 39%, despite the 9% fall in the third quarter, affected then by doubts surrounding the global economy (US interest rates) and political uncertainties in Brazil.

**Capital Markets - CSNA3/SID**

| | 3Q05 | 4Q05 | 1Q06 | 2Q06 | 3Q06 |
|---|---|---|---|---|---|
| **N# of shares** | **272.067.946** | **272.067.946** | **272.067.946** | **272.067.946** | **272.067.946** |
| **Market Capitalization** | | | | | |
| Closing price (R$/share) | 45,88 | 44,58 | 63,80 | 68,23 | 62,00 |
| Closing price (US$/share) | 16,30 | 23,25 | 21,05 | 31,70 | 32,57 |
| Market Capitalization (R$ million) | 12.483 | 12.129 | 17.359 | 18.562 | 16.868 |
| Market Capitalization (US$ million) | 5.617 | 5.182 | 7.991 | 8.577 | 7.758 |
| **Variation** | | | | | |
| CSNA3 (%) | 34,1 | (2,8) | 43,1 | 6,9 | (9,1) |
| SID (%) | (32,9) | 42,6 | (9,5) | 50,6 | 2,7 |
| Ibovespa - index | 31.583 | 33.455 | 37.951 | 36.630 | 36.449 |
| Ibovespa - variation (%) | 26,1 | 5,9 | 13,4 | (3,5) | (0,5) |
| **Volume** | | | | | |
| Average daily (n# of shares) | 869.511 | 825.845 | 844.315 | 695.989 | 528.695 |
| Average daily (R$ Thousand) | 39.741 | 37.706 | 50.665 | 48.106 | 35.177 |
| Average daily (n# of ADR´s) | 812.392 | 773.876 | 1.007.920 | 1.042.424 | 758.238 |
| Average daily (US$ Thousand) | 15.715 | 15.384 | 27.910 | 32.878 | 22.959 |

*Source: Economática*

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

### 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

### 09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

| 1 - ITEM | 2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY | 3 - CNPJ (Corporate Taxpayer's ID) | 4 - CLASSIFICATION | 5 - PARTICIPATION IN CAPITAL OF INVESTEE - % | 6 – INVESTOR'S SHAREHOLDERS' EQUITY - % |
|---|---|---|---|---|---|
| 7 - TYPE OF COMPANY | | 8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands) | | 9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands) | |
| 01 | CSN OVERSEAS | 05.722.388/0001-58 | PRIVATE SUBSIDIARY | 100.00 | 15.84 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 7,173 | | 7,173 | |
| 02 | CSN STEEL | 05.706.345/0001-89 | PRIVATE SUBSIDIARY | 100.00 | 18.35 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 480,727 | | 480,727 | |
| 04 | CSN ENERGY | 06.202.987/0001-03 | PRIVATE SUBSIDIARY | 100.00 | 6.05 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY' | | 3,675 | | 3,675 | |
| 06 | IND. NAC. DE AÇOS LAMINADOS – INAL | 02.737.015/0001-62 | PRIVATE SUBSIDIARY | 99.99 | 9.44 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY' | | 421,366 | | 421,366 | |
| 07 | CSN CIMENTOS | 42.564.807/0001-05 | PRIVATE SUBSIDIARY | 99.99 | 0.00 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 376 | | 376 | |
| 08 | CIA METALIC DO NORDESTE | 01.183.070/0001-95 | PRIVATE SUBSIDIARY | 99.99 | 1.72 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 92,283 | | 92,283 | |
| 09 | INAL NORDESTE | 00.904.638/0001-57 | PRIVATE SUBSIDIARY | 99.99 | 0.48 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 37,796 | | 37,796 | |

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)


**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices Adopted in Brazil


## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

| 1 - ITEM | 2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY | 3 - CNPJ (Corporate Taxpayer's ID) | 4 - CLASSIFICATION | 5 - PARTICIPATION IN CAPITAL OF INVESTEE - % | 6 – INVESTOR'S SHAREHOLDERS' EQUITY - % |
|---|---|---|---|---|---|
| 7 - TYPE OF COMPANY | | 8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands) | | 9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands) | |
| 10 | CSN PANAMA | 05.923.777/0001-41 | PRIVATE SUBSIDIARY | 100.00 | 5.97 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY' | | 4,240 | | 4,240 | |
| 11 | CSN ENERGIA | 03.537.249/0001-29 | PRIVATE SUBSIDIARY | 99.90 | 0.81 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 1 | | 1 | |
| 13 | CSN I | 04.518.302/0001-07 | PRIVATE SUBSIDIARY | 100.00 | 8.99 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 9,996,753 | | 9,996,753 | |
| 14 | GALVASUD | 02.618.456/0001-45 | PRIVATE SUBSIDIARY | 15.29 | 8.86 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY' | | 1,804,435 | | 1,804,435 | |
| 16 | SEPETIBA TECON | 02.394.276/0001-27 | PRIVATE SUBSIDIARY | 20.00 | 0.51 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY' | | 12,444 | | 12,444 | |
| 17 | COMPANHIA FERROVIÁRIA DO NORDESTE-CFN | 02.281.836/0001-37 | PRIVATE SUBSIDIARY | 45.78 | 0.00 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 54,455 | | 51,118 | |
| 18 | ITÁ ENERGÉTICA | 01.355.994/0002-02 | PUBLICLY-TRADED SUBSIDIARY | 48.75 | 8.64 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 253,607 | | 253,607 | |

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices Adopted in Brazil

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

| 1 - ITEM | 2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY | 3 - CNPJ (Corporate Taxpayer's ID) | 4 - CLASSIFICATION | 5 - PARTICIPATION IN CAPITAL OF INVESTEE - % | 6 – INVESTOR'S SHAREHOLDERS' EQUITY - % |
|---|---|---|---|---|---|
| 7 - TYPE OF COMPANY | | 8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands) | | 9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands) | |
| 19 | MRS LOGÍSTICA | 01.417.222/0001-77 | PUBLICLY-TRADED SUBSIDIARY | 32.93 | 15.54 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 111,968 | | 111,968 | |
| 27 | CSN EXPORT | 05.760.237/0001-94 | PRIVATE SUBSIDIARY | 100.00 | 1.48 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY' | | 32 | | 32 | |
| 28 | CSN ISLANDS VII | 05.918.539/0001-48 | PRIVATE SUBSIDIARY | 100.00 | 0.01 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY' | | 1 | | 1 | |
| 29 | CSN ISLANDS VIII | 06.042.103/0001-09 | PRIVATE SUBSIDIARY | 100.00 | 0.07 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 1 | | 1 | |
| 30 | CSN ISLANDS IX | 07.064.261/0001-14 | PRIVATE SUBSIDIARY | 100.00 | 0.18 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 1 | | 1 | |
| 31 | ERSA – ESTANHO DE RONDÔNIA | 00.684.808/0001-35 | PRIVATE SUBSIDIARY | 99.99 | 0.34 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 34,233 | | 34,236 | |
| 32 | CSN ISLANDS X | . . / - | PRIVATE SUBSIDIARY | 100.00 | 0.00 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 1 | | 1 | |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES**

| | |
|---|---|
| 1- ITEM | 02 |
| 2 - No. ORDER | 2 |
| 3 - No. REGISTRY AT CVM | CVM/SRE/DEB/2003/020 |
| 4 - REGISTRY DATE AT CVM | 12/8/2003 |
| 5 - ISSUED SERIES | UN |
| 6 - TYPE OF ISSUANCE | COMMON |
| 7 - NATURE OF ISSUANCE | PUBLIC |
| 8 - DATE OF ISSUANCE | 12/1/2003 |
| 9 - MATURITY DATE | 12/1/2006 |
| 10 - TYPE OF DEBENTURE | WITHOUT PREFERENCE |
| 11 - CONDITION OF CURRENT REMUNERATION | 107% CDI CETIP |
| 12 - PREMIUM/NEGATIVE GOODWILL | |
| 13 - NOMINAL VALUE (Reais) | 10,000.00 |
| 14-AMOUNT ISSUED (Thousands of Reais) | 400,000 |
| 15-AMOUNT OF SECURITIES ISSUED (UNIT) | 40,000 |
| 16 - OUTSTANDING SECURITIES (UNIT) | 40,000 |
| 17 - TREASURY SECURITIES (UNIT) | 0 |
| 18 - CALLED AWAY SECURITIES (UNIT) | 0 |
| 19 – CONVERTED SECURITIES (UNIT) | 0 |
| 20 – SECURITIES TO BE DISTRIBUTED (UNIT) | 0 |
| 21 - DATE OF THE LAST RENEGOTIATION | |
| 22 - DATE OF NEXT EVENT | 12/1/2006 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES**

| | |
|---|---|
| 1- ITEM | 03 |
| 2 - No. ORDER | 3 |
| 3 - No. REGISTRY AT CVM | CVM/SRE/DEB/2003/022 |
| 4 – REGISTRY DATE AT CVM | 12/19/2003 |
| 5 - ISSUED SERIES | 1A |
| 6 - TYPE OF ISSUANCE | COMMON |
| 7 - NATURE OF ISSUANCE | PUBLIC |
| 8 - DATE OF ISSUANCE | 12/1/2003 |
| 9 - EXPIRATION DATE | 12/1/2006 |
| 10 - TYPE OF DEBENTURE | WITHOUT PREFERENCE |
| 11 - CONDITION OF CURRENT REMUNERATION | 106.5% CDI CETIP |
| 12 – PREMIUM/NEGATIVE GOODWILL | |
| 13 – NOMINAL VALUE (Reais) | 10,000.00 |
| 14- AMOUNT ISSUED (Thousands of Reais) | 250,000 |
| 15- AMOUNT OF SECURITIES ISSUED (UNIT) | 25,000 |
| 16 - OUTSTANDING SECURITIES (UNIT) | 25,000 |
| 17 - TREASURY SECURITIES (UNIT) | 0 |
| 18 - CALLED AWAY SECURITIES (UNIT) | 0 |
| 19 – CONVERTED SECURITIES (UNIT) | 0 |
| 20 – SECURITIES TO BE DISTRIBUTED (UNIT) | 0 |
| 21 - DATE OF THE LAST RENEGOTIATION | |
| 22 - DATE OF NEXT EVENT | 12/1/2006 |

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Date: 9/30/2006

Accounting Practices Adopted in Brazil

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES**

| | |
|---|---|
| 1- ITEM | 04 |
| 2 - No. ORDER | 3 |
| 3 - No. REGISTRY AT CVM | CVM/SRE/DEB/2003/023 |
| 4 - REGISTRY DATE AT CVM | 12/19/2003 |
| 5 - ISSUED SERIES | 2A |
| 6 - TYPE OF ISSUANCE | COMMON |
| 7 - NATURE OF ISSUANCE | PUBLIC |
| 8 - DATE OF ISSUANCE | 12/1/2003 |
| 9 - EXPIRATION DATE | 12/1/2008 |
| 10 - TYPE OF DEBENTURE | WITHOUT PREFERENCE |
| 11 - CONDITION OF CURRENT REMUNERATION | IGPM + 10% p.a. |
| 12 - PREMIUM/NEGATIVE GOODWILL | |
| 13 - NOMINAL VALUE (Reais) | 10,000.00 |
| 14- AMOUNT ISSUED (Thousands of Reais) | 250,000 |
| 15- AMOUNT OF SECURITIES ISSUED (UNIT) | 25,000 |
| 16 - OUTSTANDING SECURITIES (UNIT) | 25,000 |
| 17 - TREASURY SECURITIES (UNIT) | 0 |
| 18 - CALLED AWAY SECURITIES (UNIT) | 0 |
| 19 – CONVERTED SECURITIES (UNIT) | 0 |
| 20 – SECURITIES TO BE DISTRIBUTED (UNIT) | 0 |
| 21 - DATE OF THE LAST RENEGOTIATION | |
| 22 - DATE OF NEXT EVENT | 12/1/2006 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES**

| | |
|---|---|
| 1- ITEM | 05 |
| 2 - No. ORDER | 4 |
| 3 - No. REGISTRY AT CVM | CVM/SRE/DEB/2006/011 |
| 4 - REGISTRY DATE AT CVM | 4/28/2006 |
| 5 - ISSUED SERIES | UN |
| 6 - TYPE OF ISSUANCE | COMMON |
| 7 - NATURE OF ISSUANCE | PUBLIC |
| 8 - DATE OF ISSUANCE | 2/1/2006 |
| 9 - EXPIRATION DATE | 2/1/2012 |
| 10 - TYPE OF DEBENTURE | WITHOUT PREFERENCE |
| 11 - CONDITION OF CURRENT REMUNERATION | 103.6% CDI CETIP |
| 12 - PREMIUM/NEGATIVE GOODWILL | |
| 13 - NOMINAL VALUE (Reais) | 10,000.00 |
| 14- AMOUNT ISSUED (Thousands of Reais) | 600,000 |
| 15- AMOUNT OF SECURITIES ISSUED (UNIT) | 60,000 |
| 16 - OUTSTANDING SECURITIES (UNIT) | 60,000 |
| 17 - TREASURY SECURITIES (UNIT) | 0 |
| 18 - CALLED AWAY SECURITIES (UNIT) | 0 |
| 19 – CONVERTED SECURITIES (UNIT) | 0 |
| 20 – SECURITIES TO BE DISTRIBUTED (UNIT) | 0 |
| 21 - DATE OF THE LAST RENEGOTIATION | |
| 22 - DATE OF NEXT EVENT | 2/1/2007 |

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**15.01 – INVESTMENT PROJECTS**

## OPERATING INVESTMENTS

Expenditures made up to September 30, 2006, with the main investment projects in implementation were as follows:

|  | Up to 9/30/2006 R$ thousand | |
|---|---|---|
| Description | Period | Accumulated |
| Sepetiba Project – Port Expansion | 151,494 | 372,208 |
| Mine Project – Casa de Pedra Mine Expansion | 49,478 | 69,851 |
| Supply replacement main engines LTF#3 | 10,644 | 13,143 |
| Campaign Extension of regenerator AF2 | 8,141 | 8,439 |
| Carcass change of converter | 2,466 | 7,686 |
| Campaign Extension of Batteries #4A, 4B and 5 | 3,770 | 7,294 |
| Campaign Extension of Battery 1 | 3,802 | 6,869 |
| Revamp of Gas System 1 – Phase II | 2,910 | 6,263 |
| Revamp of lime furnace 3 | 21 | 4,066 |
| Repair and Modification of Torpedo Cars | 1,510 | 3,532 |
| Increase of the Casa de Pedra barrier 920 m | 3,006 | 3,388 |
| Increase capacity of railcar fleet | 506 | 2,252 |
| Drawdown wells | 764 | 1,952 |
| Drainage and change in the slope geometry of the mine | 413 | 1,857 |
| Water Purification System of Converter B | 523 | 1,568 |
| Migration of mail to exchange 2003 | 16 | 1,403 |
| Replacement of supervising system of LTF3 | 169 | 1,295 |
| Change of the supervising system of LTF1 | 108 | 1,068 |
| Electromechanical Revamp in Torpedo Cars | 174 | 1,043 |
| | **239,915** | **515,178** |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY**

Companhia Siderúrgica Nacional
Statements of Changes in Financial Positions
For the periods ended on September 30, 2006 and 2005
(In thousands of reais)

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| **SOURCES OF FUNDS** | | | | |
| **Funds provided by operations** | | | | |
| **Net income for the period** | **1,084,110** | **1,652,927** | **1,076,956** | **1,516,911** |
| Expenses (income) not affecting net working capital | | | | |
| Monetary and exchange variation and long term accrued charges (net) | (148,233) | (829,374) | (210,983) | (1,214,253) |
| Equity accounting and amortization of goodwill and negative goodwill | 63,565 | 35,192 | (146,292) | 645,130 |
| Write-offs from permanent assets | 29,967 | 32,525 | 7,410 | 6,468 |
| Depreciation, depletion and amortization | 722,716 | 693,658 | 604,991 | 591,060 |
| Deferred income tax and social contribution | (100,696) | (61,265) | (118,961) | (84,104) |
| Provision for contingencies PIS/COFINS/CPMF | (40,737) | 262,463 | (85,326) | 253,511 |
| Provision for actuarial liability | 48,404 | 18,630 | 48,404 | 18,630 |
| Deferred income variation | (720) | (23,326) | | |
| Other | (968) | 1,078 | (5,280) | (5,671) |
| | **1,657,408** | **1,782,508** | **1,170,919** | **1,727,682** |
| **Dividends and interest on own capital of subsidiaries** | | | **4,467** | **27,175** |
| **Other** | | | | |
| Resources from loans and financing | 783,827 | 2,926,583 | 671,591 | 1,150,173 |
| Debenture Issuance | 600,000 | | 600,000 | |
| Decrease in other long-term assets | 815,740 | 82,753 | 602,778 | 136,353 |
| Increase in other long-term liabilities | 389,531 | 63,352 | 357,762 | 13,754 |
| Other | | 354 | | |
| | **2,589,098** | **3,073,042** | **2,232,131** | **1,300,280** |
| **TOTAL SOURCES OF FUNDS** | **4,246,506** | **4,855,550** | **3,407,517** | **3,055,137** |
| **USES OF FUNDS** | | | | |
| **Funds used in permanent assets** | | | | |
| Investments | 93,626 | 81,430 | 183,274 | 194,378 |
| Property, plant and equipment | 1,103,056 | 648,067 | 719,668 | 489,254 |
| Deferred assets | 12,155 | 31,871 | 10,478 | 31,019 |
| | **1,208,837** | **761,368** | **913,420** | **714,651** |
| **Other** | | | | |
| Dividends and Interest on own capital | 880,160 | 184,177 | 880,160 | 184,177 |
| Treasury shares | 39,110 | 570,437 | 39,110 | 570,437 |
| Transfer of loans and financing to short term | 1,046,970 | 541,828 | 1,564,091 | 400,808 |
| Increases in long-term assets | 192,181 | 337,579 | 126,209 | 217,481 |
| Decreases in long-term liabilities | 588,078 | 86,573 | 479,289 | 53,443 |
| | **2,746,499** | **1,720,594** | **3,088,859** | **1,426,346** |
| **TOTAL USES OF FUNDS** | **3,955,336** | **2,481,962** | **4,002,279** | **2,140,997** |
| **INCREASE (DECREASE) IN NET WORKING CAPITAL** | **291,170** | **2,373,588** | **(594,762)** | **914,140** |
| **NET WORKING CAPITAL VARIATIONS** | | | | |
| **Current Assets** | | | | |
| At end of the period | 8,799,894 | 8,758,829 | 5,978,372 | 5,097,177 |
| At beginning of the period | 8,164,081 | 8,608,514 | 5,545,203 | 6,440,179 |
| | **635,813** | **150,315** | **433,169** | **(1,343,002)** |
| **Current Liabilities** | | | | |
| At end of the period | 5,164,300 | 3,940,389 | 6,328,788 | 3,974,435 |
| At beginning of the period | 4,819,657 | 6,163,662 | 5,300,857 | 6,231,577 |
| | **344,643** | **(2,223,273)** | **1,027,931** | **2,257,142)** |
| **INCREASE (DECREASE) IN NET WORKING CAPITAL** | **291,170** | **2,373,588** | **(594,762)** | **914,140** |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY**

Companhia Siderúrgica Nacional
Statements of Cash Flows
For the periods ended on September 30, 2006 and 2005
(In thousands of reais)

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| **Cash flow from operating activities** | | | | |
| **Net income for the period** | **1,084,110** | **1,652,927** | **1,076,956** | **1,516,911** |
| Adjustments to reconcile the net income for the period | | | | |
| with the resources from operating activities: | | | | |
| - Net monetary and exchange variations | (505,832) | (1,256,653) | (568,493) | (1,567,495) |
| - Provision for loan and financing charges | 659,714 | 726,816 | 511,567 | 512,042 |
| - Depreciation, depletion and amortization | 722,716 | 693,568 | 604,991 | 591,060 |
| - Write-offs of permanent assets | 29,967 | 32,525 | 7,410 | 6,468 |
| - Equity accounting and amortization of goodwill and negative goodwill | 63,565 | 35,192 | (146,292) | 645,130 |
| - Deferred income tax and social contribution | (1,646) | (55,082) | 44,603 | (105,352) |
| - Swap Provision | (19,083) | 45,000 | 695 | 193,903 |
| - Provision for actuarial liability | 48,404 | 18,630 | 48,404 | 18,630 |
| - Provision for insurance claims AF3 | (757,273) | | (757,273) | |
| - Provision for contingencies | (164,392) | (323,519) | (159,026) | (282,923) |
| - Other provisions | 11,221 | 120,511 | 6,806 | 111,251 |
| | **1,171,471** | **1,689,915** | **670,348** | **1,639,625** |
| **(Increase) decrease in assets:** | | | | |
| - Accounts receivable | 35,663 | (359,283) | 272,195 | (151,593) |
| - Inventories | (513,396) | 367,361 | (158,875) | 218,006 |
| - Credits with subsidiaries | | (18,547) | 61,324 | 9,057 |
| - Taxes recoverable | (11,947) | (72,915) | (44,944) | (54,754) |
| - Other | 1,358 | (232,339) | (67,269) | (134,152) |
| | **(488,322)** | **(315,723)** | **62,431** | **(113,436)** |
| **Increase (decrease) in liabilities** | | | | |
| - Suppliers | 353,449 | 237,666 | 219,545 | 301,918 |
| - Salaries and payroll charges | 33,590 | 24,414 | 17,850 | 19,578 |
| - Taxes | 282,340 | 207,664 | 204,117 | 208,935 |
| - Accounts payable - Subsidiaries | | | (82,694) | (343,784) |
| - Contingent liabilities net of judicial deposits | 652,661 | 683,229 | 605,261 | 660,341 |
| - Other | (299,648) | (65,018) | (15,153) | (23,550) |
| | **1,022,392** | **1,087,955** | **948,926** | **823,438** |
| **Net resources from operating activities** | **1,705,541** | **2,462,147** | **1,681,705** | **2,349,627** |
| | | | | |
| **Cash Flow from investing activities** | | | | |
| Investments | (93,626) | (81,430) | (183,274) | (194,378) |
| Property, plant and equipment | (1,103,056) | (648,067) | (719,668) | (489,254) |
| Deferred assets | (12,155) | (31,871) | (10,478) | (31,019) |
| **Net resources used on investing activities** | **(1,208,837)** | **(761,368)** | **(913,420)** | **(714,651)** |
| | | | | |
| **Cash Flow from financing activities** | | | | |
| **Financial Funding** | | | | |
| - Loans and Financing | 2,228,967 | 4,321,812 | 1,530,251 | 2,239,127 |
| - Debentures | 600,000 | | 600,000 | |
| | **2,828,967** | **4,321,812** | **2,130,251** | **2,239,127** |
| **Payments** | | | | |
| - Financial Institutions | | | | |
| - Principal | (1,450,164) | (1,819,330) | (571,125) | (1,190,791) |
| - Charges | (612,582) | (537,469) | (441,449) | (428,579) |
| - Dividends and interest on own capital | (2,069,725) | (2,268,931) | (2,069,725) | (2,268,931) |
| - Treasury stocks | (39,110) | (570,437) | (39,110) | (570,437) |
| | **(4,171,581)** | **(5,196,167)** | **(3,121,409)** | **(4,458,738)** |
| **Net resources from (to) financing activities** | **(1,342,614)** | **(874,355)** | **(991,158)** | **(2,219,611)** |
| | | | | |
| **Increase in cash and marketable securities** | **(845,910)** | **826,424** | **(222,873)** | **(584,635)** |
| Cash and marketable securities, beginning of period | 3,495,799 | 3,325,969 | 1,495,795 | 1,957,276 |
| **Cash and marketable securities (except for derivatives), end of period** | **2,649,889** | **4,152,393** | **1,272,922** | **1,372,641** |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED**

To the Stockholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1. We have conducted a special review on the Quarterly Information (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL, which includes the individual and consolidated balance sheets as of September 30, 2006, the related statements of income for the quarter and nine months period ended on that date, the performance report and the relevant information, presented in accordance with the accounting practices adopted in Brazil, prepared under the responsibility of the Company's management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Auditors - IBRACON, together with the Federal Accounting Council, and mainly comprised: (a) inquiries and discussions with the administrators responsible for the accounting, financial and operating areas of the Company and its subsidiaries, as to main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that have or may have significant effects on the Company's and its subsidiaries financial position and operations.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards issued by Comissão de Valores Mobiliários - CVM, specifically applicable to the preparation of mandatory Quarterly Information.

4. Our special review was conducted for the purpose of issuing a report on the Quarterly Information referred to in paragraph (1) above, taken as a whole. The Supplementary Information referring to the Value-Added Statement, the Statements of Changes in Financial Position and of Cash Flows are presented for the purposes of allowing additional analyses and are not required as part of the mandatory Quarterly Information. These statements were reviewed by us according to the review procedures mentioned in paragraph (2) above, and based on our special review are fairly stated, in all its material aspects, in relation to the Quarterly Information taken as a whole.

5. The individual and consolidated balance sheets as of June 30, 2006, presented for comparative purposes, were reviewed by us, and our report, dated August 4, 2006, was unqualified. The statements of the individual and consolidated results for the quarter and nine months period ended on September 30, 2005, presented for comparative purposes, were reviewed by us, and our report, dated October 31, 2005, was unqualified.

Rio de Janeiro, November 7, 2006.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 011609/O-S-RJ

José Carlos Monteiro
Accountant
CRC-SP 100597/O-S-RJ

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

Date: 9/30/2006

Accounting Practices Adopted in Brazil

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**TABLE OF CONTENTS**